SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 17, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June / 2019

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

CONTENTS

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

FINANCIAL STATEMENTS

Statements of Financial Position

as of June 30, 2019 and December 31, 2018

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		06.30.2019	12.31.2018	06.30.2019	12.31.2018
CURRENT ASSETS					
Cash and cash equivalents	5	26,276	315,003	1,906,712	1,948,409
Bonds and securities	6	91	123,560	1,390	124,862
Collaterals and escrow accounts		-	129	43,723	203
Trade accounts receivable	7	-	-	2,871,963	2,944,091
Dividends receivable		311,396	519,100	46,069	76,672
CRC transferred to the Paraná State Government	8	201,528	190,876	201,528	190,876
Sectorial financial assets	9	-	-	522,527	421,184
Accounts receivable - concessions	10	-	-	56,768	53,177
Contract assets	11	-	-	99,877	85,019
Other current receivables	12	2,373	7,027	397,998	363,250
Inventories		-	-	119,416	116,285
Income tax and social contribution receivable		1,778	6,130	135,781	152,157
Other current recoverable taxes	13.2	321	321	174,362	160,842
Prepaid expenses	14	284	40	33,790	40,819
Receivable from related parties	15	5,230	8,134	469	-
		549,277	**1,170,320**	**6,612,373**	**6,677,846**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	250,850	219,434
Other temporary investments		22,520	19,511	22,520	19,511
Collaterals and escrow accounts	22.1	-	-	92,305	89,555
Trade accounts receivable	7	-	-	142,061	162,915
CRC transferred to the Paraná State Government	8	1,209,078	1,254,166	1,209,078	1,254,166
Judicial deposits	16	122,705	131,840	508,974	528,290
Sectorial financial assets	9	-	-	80,642	257,635
Accounts receivable - concessions	10	-	-	2,516,494	2,497,514
Contract assets	11	-	-	3,679,368	3,348,211
Other noncurrent receivables	12	7,444	7,444	246,689	228,894
Income tax and social contribution receivable		154,006	148,140	172,478	166,384
Deferred income tax and social contribution	13.1	150,970	147,368	1,008,577	1,007,061
Other noncurrent recoverable taxes	13.2	86,877	86,110	225,682	231,400
Prepaid expenses	14	-	-	154	3,290
Receivable from related parties	15	103,560	104,751	-	-
		1,857,160	**1,899,330**	**10,155,872**	**10,014,260**
Investments	17	**16,743,438**	**16,070,567**	**2,375,795**	**2,368,234**
Property, plant and equipment	18	**1,011**	**996**	**10,774,988**	**10,840,663**
Intangible assets	19	**1,229**	**1,593**	**6,189,907**	**6,029,097**
Right-of-use asset	28	**345**	**-**	**109,769**	**-**
		18,603,183	**17,972,486**	**29,606,331**	**29,252,254**
TOTAL ASSETS		**19,152,460**	**19,142,806**	**36,218,704**	**35,930,100**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Statements of Financial Position

as of June 30, 2019 and December 31, 2018 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		06.30.2019	12.31.2018	06.30.2019	12.31.2018
CURRENT LIABILITIES					
Payroll, social charges and accruals	20	6,510	6,747	343,577	284,179
Accounts payable to related parties		49,323	755	-	-
Accounts payable to suppliers	21	2,222	2,731	1,452,607	1,419,243
Income tax and social contribution payable		-	-	152,232	197,949
Other taxes due	13.2	346	152	382,503	451,433
Loans and financing	22	208,768	129,401	1,135,720	1,113,047
Debentures	23	319,319	941,677	1,588,385	2,184,881
Dividend payable		3,911	354,203	10,056	375,675
Post-employment benefits	24	120	87	61,109	58,478
Sectorial charges due	25	-	-	71,827	79,872
Research and development and Energy efficiency	26	-	-	274,998	270,429
Accounts payable related to concession	27	-	-	71,161	67,858
Lease liability	28	148	-	32,393	-
Other accounts payable	29	143	135	143,889	192,070
		590,810	**1,435,888**	**5,720,457**	**6,695,114**
NONCURRENT LIABILITIES					
Payroll, social charges and accruals	21	-	-	90,030	49,956
Deferred income tax and social contribution	13.1	-	-	178,484	157,420
Other taxes due	13.2	2,717	2,602	795,418	796,732
Loans and financing	22	576,892	773,984	2,743,278	2,934,260
Debentures	23	793,724	596,403	5,736,112	5,333,250
Post-employment benefits	24	5,080	4,867	927,405	910,285
Research and development and Energy efficiency	26	-	-	347,732	322,306
Accounts payable related to concession	27	-	-	531,755	516,305
Sectorial financial liabilities	9	-	-	99,498	96,531
Lease liability	28	204	-	79,619	-
Other accounts payable	29	2,221	3,957	111,859	116,954
Provisions for legal claims	30	300,568	292,180	1,675,366	1,664,773
		1,681,406	**1,673,993**	**13,316,556**	**12,898,772**
EQUITY					
Attributable to controlling shareholders					
Capital	31.1	10,800,000	7,910,000	10,800,000	7,910,000
Equity valuation adjustments	31.2	752,794	785,610	752,794	785,610
Legal reserve		914,751	914,751	914,751	914,751
Profit retention reserve		3,532,564	6,422,564	3,532,564	6,422,564
Accumulated profit		880,135	-	880,135	-
		16,880,244	**16,032,925**	**16,880,244**	**16,032,925**
Attributable to non-controlling interests	17.2.2	**-**	**-**	**301,447**	**303,289**
		16,880,244	**16,032,925**	**17,181,691**	**16,336,214**
TOTAL LIABILITIES & EQUITY		**19,152,460**	**19,142,806**	**36,218,704**	**35,930,100**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Statements of Income

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
			Restated		Restated
		06.30.2019	06.30.2018	06.30.2019	06.30.2018
NET OPERATING REVENUE	32	**-**	**-**	**7,561,721**	**6,954,511**
OPERATING COSTS	33	**-**	**-**	**(5,396,757)**	**(5,182,067)**
GROSS PROFIT		**-**	**-**	**2,164,964**	**1,772,444**
Operational expenses / income					
Selling expenses	33	-	-	(108,163)	(77,509)
General and administrative expenses	33	(21,878)	(39,379)	(344,917)	(370,319)
Other operational income (expenses)	33	(3,112)	21,933	(163,809)	(154,590)
Equity in earnings of investees	17	842,649	640,112	7,695	82,896
		817,659	**622,666**	**(609,194)**	**(519,522)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**817,659**	**622,666**	**1,555,770**	**1,252,922**
Financial results	34				
Financial income		117,784	199,722	387,951	460,378
Financial expenses		(85,819)	(94,056)	(613,907)	(634,956)
		31,965	**105,666**	**(225,956)**	**(174,578)**
OPERATING PROFIT		**849,624**	**728,332**	**1,329,814**	**1,078,344**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		(5,907)	(62,776)	(450,099)	(441,377)
Deferred		3,602	32,941	(26,812)	74,228
		(2,305)	**(29,835)**	**(476,911)**	**(367,149)**
NET INCOME		**847,319**	**698,497**	**852,903**	**711,195**
Attributed to controlling shareholders		-	-	847,319	698,497
Attributed to non-controlling interest	17.2.2	-	-	5,584	12,698
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		2.95730	2.43788		
Class "A" Preferred shares		3.25303	2.68167		
Class "B" Preferred shares		3.25303	2.68167		

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

Statements of Income - Changes in the Second Quarter

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		04.01.2019 to 06.30.2019	Restated 04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	Restated 04.01.2018 to 06.30.2018
NET OPERATING REVENUE	32	**-**	**-**	**3,665,715**	**3,605,830**
OPERATING COSTS	33	**-**	**-**	**(2,666,022)**	**(2,721,871)**
GROSS PROFIT		**-**	**-**	**999,693**	**883,959**
Operational expenses / income					
Selling expenses	33	-	-	(61,483)	(34,668)
General and administrative expenses	33	(11,666)	(15,102)	(171,635)	(171,951)
Other operational income (expenses)	33	(2,233)	(22,601)	(71,487)	(69,396)
Equity in earnings of investees	0	349,638	345,498	(8,690)	38,104
		335,739	**307,795**	**(313,295)**	**(237,911)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**335,739**	**307,795**	**686,398**	**646,048**
Financial results	34				
Financial income		55,199	91,331	181,307	254,983
Financial expenses		(41,917)	(47,051)	(309,050)	(359,894)
		13,282	**44,280**	**(127,743)**	**(104,911)**
OPERATING PROFIT		**349,021**	**352,075**	**558,655**	**541,137**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		444	(41,202)	(160,283)	(195,770)
Deferred		(137)	39,072	(51,431)	9,974
		307	**(2,130)**	**(211,714)**	**(185,796)**
NET INCOME		**349,328**	**349,945**	**346,941**	**355,341**
Attributed to controlling shareholders		-	-	349,328	349,945
Attributed to non-controlling interest		-	-	(2,387)	5,396
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		1.2192	1.2214	-	-
Class "A" Preferred shares		1.3411	1.3435	-	-
Class "B" Preferred shares		1.3411	1.3435	-	-

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

Statements of Comprehensive Income

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated	
		Restated		Restated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
NET INCOME	**847,319**	**698,497**	**852,903**	**711,195**
Total comprehensive income, net of taxes	-	-	-	-
TOTAL COMPREHENSIVE INCOME	**847,319**	**698,497**	**852,903**	**711,195**
Attributed to controlling shareholders			847,319	698,497
Attributed to non-controlling interest			5,584	12,698

Notes are an integral part of this quarterly information

Statements of Comprehensive Income - Changes in the Second Quarter

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated	
		Restated		Restated
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
NET INCOME	**349,328**	**349,945**	**346,941**	**355,341**
Total comprehensive income, net of taxes	-	-	-	-
TOTAL COMPREHENSIVE INCOME	**349,328**	**349,945**	**346,941**	**355,341**
Attributed to controlling shareholders			349,328	349,945
Attributed to non-controlling interest			(2,387)	5,396

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders								
			Equity valuation adjustments		Profit reserves					
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2019		**7,910,000**	**806,220**	**(20,610)**	**914,751**	**6,422,564**	**-**	**16,032,925**	**303,289**	**16,336,214**
Net Income		-	-	-	-	-	847,319	847,319	5,584	852,903
Total comprehensive income		**-**	**-**	**-**	**-**	**-**	**847,319**	**847,319**	**5,584**	**852,903**
Realization - deemed cost, net of taxes	31.2	-	(32,816)	-	-	-	32,816	-	-	-
Deliberation of additional dividends proposed	17.2.2	-	-	-	-	-	-	-	(3,335)	(3,335)
Capital increase		2,890,000	-	-	-	(2,890,000)	-	-	-	-
Dividends		-	-	-	-	-	-	-	(4,091)	(4,091)
Balance as of June 30, 2019		**10,800,000**	**773,404**	**(20,610)**	**914,751**	**3,532,564**	**880,135**	**16,880,244**	**301,447**	**17,181,691**

	Attributable to controlling shareholders								
		Equity valuation adjustments		Profit reserves					
	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2018	**7,910,000**	**873,306**	**22,295**	**844,398**	**5,557,843**	**-**	**15,207,842**	**302,661**	**15,510,503**
Adjustments arising from the adoption of CPC 47/IFRS15 and CPC 48/IFRS9	-	-	(4,391)	-	-	(160,533)	(164,924)	-	(164,924)
Transfers to profit retention reserve	-	-	-	-	(160,533)	160,533	-	-	-
Balance as of January 1, 2018 adjusted	**7,910,000**	**873,306**	**17,904**	**844,398**	**5,397,310**	**-**	**15,042,918**	**302,661**	**15,345,579**
Net Income restated	-	-	-	-	-	698,497	698,497	12,698	711,195
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**698,497**	**698,497**	**12,698**	**711,195**
Realization - deemed cost, net of taxes	-	(33,211)	-	-	-	33,211	-	-	-
Dividends	-	-	-	-	-	-	-	(5,660)	(5,660)
Balance as of June 30, 2018 restated	**7,910,000**	**840,095**	**17,904**	**844,398**	**5,397,310**	**731,708**	**15,741,415**	**309,699**	**16,051,114**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO DO ESTADO DO PARANÁ

Statements of Cash Flows

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2019	Restated 06.30.2018	06.30.2019	Restated 06.30.2018
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income		**847,319**	**698,497**	**852,903**	**711,195**
Adjustments to reconcile net income for the period with cash generated from operating activities					
Unrealized monetary and exchange variation and debt charges - net		(20,781)	(27,580)	412,994	372,857
Interest - bonus from the grant of concession agreements under the quota system	10.3	-	-	(46,105)	(47,853)
Gain on transmission concession agreement	10.4 e 11.3	-	-	(224,772)	(180,914)
Income tax and social contribution	13.3	5,907	62,776	450,099	441,377
Deferred income tax and social contribution	13.3	(3,602)	(32,941)	26,812	(74,228)
Equity in earnings of investees	17.1	(842,649)	(640,112)	(7,695)	(82,896)
Appropriation of actuarial calculation of post-employment benefits	24.4	304	281	49,794	48,517
Appropriation of pension and healthcare contributions	24.4	2,544	2,399	64,970	82,915
Creation for research and development and energy efficiency programs	26.2	-	-	61,536	60,408
Recognition of fair value of assets related to concession compensation	32	-	-	(20,987)	(22,859)
Sectorial financial assets and liabilities result	32	-	-	90,610	(566,122)
Depreciation and amortization	33	1,082	609	483,387	367,164
Net operating estimated losses, provisions and reversals	33.4	5,727	3,005	203,068	215,685
Fair value in the purchase and sale of power in the active market	36.2.12	-	-	(20,208)	-
Impairment of accounts receivable - concessions	10.1	-	-	20	1,485
Loss on disposal of contract assets	11.1	-	-	4,622	-
Loss on disposal of property, plant and equipment	18.2	3	-	46,356	4,973
Loss on disposal of intangible assets	19.1 e 19.4	-	-	18,114	23,918
		(4,146)	**66,934**	**2,445,518**	**1,355,622**
Decrease (increase) in assets					
Trade accounts receivable		-	-	226,603	306,477
Dividends and interest on own capital received		427,138	46,335	19,541	17,701
CRC transferred to the Paraná State Government	8.1	139,293	130,059	139,293	130,059
Judicial deposits		11,521	(3,047)	31,190	8,686
Sectorial financial assets	9.2	-	-	14,328	-
Other receivables		4,654	(1,280)	(20,679)	(113,729)
Inventories		-	-	(3,131)	(762)
Income tax and social contribution		(1,514)	64,326	10,298	405,377
Other current taxes recoverable		(767)	(84,850)	(325)	(28,468)
Prepaid expenses		(244)	(36)	10,165	10,268
Receivable from related parties		4,095	6,646	(469)	-
		584,176	**158,153**	**426,814**	**735,609**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		(237)	4,577	59,322	115,268
Accounts payable to related parties		568	(3,466)	-	-
Accounts payable to suppliers		(509)	731	(30,294)	(88,754)
Other taxes		341	233	(65,816)	27,671
Post-employment benefits	24.4	(2,602)	(2,436)	(95,013)	(109,986)
Sectorial charges due		-	-	(8,112)	(34,963)
Research and development and energy efficiency	26.2	-	-	(45,652)	(40,706)
Accounts payable related to concession	27.1	-	-	(34,954)	(32,581)
Sectorial financial liabilities		-	-	-	80,652
Other accounts payable		(1,729)	(398)	(72,693)	96,650
Provisions for legal claims	30.1.1	-	(8)	(123,116)	(65,597)
		(4,168)	**(767)**	**(416,328)**	**(52,346)**
CASH GENERATED FROM OPERATING ACTIVITIES		**575,862**	**224,320**	**2,456,004**	**2,038,885**
Income tax and social contribution paid		(5,907)	(60,768)	(496,031)	(345,225)
Loans and financing - interest due and paid	22.4	(31,781)	(67,060)	(191,854)	(157,799)
Debentures - interest due and paid	23.2	(125,999)	(29,797)	(377,966)	(205,779)
Interest paid on lease liabilities	28.2.1	(17)	-	(4,815)	-
NET CASH GENERATED FROM OPERATING ACTIVITIES		**412,158**	**66,695**	**1,385,338**	**1,330,082**

(continued)

Statements of Cash Flows

for the quarters ended June 30, 2019 and 2018 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		06.30.2019	Restated 06.30.2018	06.30.2019	Restated 06.30.2018
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		120,589	(177)	42,777	(8,592)
Loans and financing granted to related parties		(24,410)	(158,365)	-	-
Receipt of loans and financing granted to related parties		24,512	116,978	-	116,849
Additions to contract assets		-	-	(458,758)	(283,097)
Customers contributions - contract assets		-	-	49,469	52,245
Acquisitions of subsidiaries - effect on cash	1.2.1	-	-	(123,794)	-
Additions in investments	17.1	(50,217)	(135,190)	(43,143)	-
Capital reduction of investees	17.1	-	-	35,035	35,280
Additions to property, plant and equipment		(79)	(85)	(272,388)	(840,768)
Additions to intangible assets	19.4	(21)	(114)	(2,774)	(5,738)
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		**70,374**	**(176,953)**	**(773,576)**	**(933,821)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained	22.4	-	-	742,333	630,000
Issue of Debentures	23.2	500,000	600,000	1,070,282	600,000
Loans obtained from third parties		48,000	-	-	-
Payments of principal - loans and financing	22.4	(115,500)	(77,000)	(871,248)	(237,131)
Payments of principal - debentures	23.2	(853,400)	(333,300)	(1,206,856)	(709,158)
Payments of principal - lease liabilities	28.2.1	(68)	-	(14,925)	-
Dividends and interest on own capital paid		(350,291)	(1,966)	(373,045)	(15,899)
NET CASH (USED IN) GENERATED FROM FINANCING ACTIVITIES		**(771,259)**	**187,734**	**(653,459)**	**267,812**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(288,727)**	**77,476**	**(41,697)**	**664,073**
Cash and cash equivalents at the beginning of the period	5	315,003	56,833	1,948,409	1,040,075
Cash and cash equivalents at the end of the period	5	26,276	134,309	1,906,712	1,704,148
CHANGE IN CASH AND CASH EQUIVALENTS		**(288,727)**	**77,476**	**(41,697)**	**664,073**

Notes are an integral part of this quarterly information

COPEL
Companhia Paranaense de Energia

GOVERNO
DO ESTADO DO PARANÁ

Statements of Added Value

for the quarters ended June 30, 2019 and 2018

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
		Restated		Restated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Income				
Sale of energy, services and other income	-	-	11,457,205	9,743,302
Construction income	-	-	792,430	804,273
Fair value of indemnifiable concession assets	-	-	20,987	22,859
Sectorial financial assets and liabilities result	-	-	(90,610)	566,122
Other income	3,009	25,304	34,011	110,616
Expected credit losses	-	-	(76,581)	(43,684)
	3,009	**25,304**	**12,137,442**	**11,203,488**
(-) Supplies acquired from third parties	**-**	**-**	**-**	**-**
Energy purchased for resale	-	-	2,878,899	2,865,082
Charges for use of the main transmission grid (-) ESS and ER	-	-	640,613	638,002
Materials, supplies and third parties services	7,067	9,346	338,555	342,329
Natural gas and supplies for gas operations	-	-	368,176	202,444
Construction costs	-	-	691,327	737,801
Loss / Recovery of assets	3	-	74,573	59,553
Impairment	-	-	19,344	(15,106)
Other supplies	10,510	19,586	174,178	219,949
	17,580	**28,932**	**5,185,665**	**5,050,054**
(=) GROSS ADDED VALUE	**(14,571)**	**(3,628)**	**6,951,777**	**6,153,434**
(-) Depreciation and amortization	**1,082**	**609**	**483,387**	**367,164**
(=) NET ADDED VALUE	**(15,653)**	**(4,237)**	**6,468,390**	**5,786,270**
(+) Transferred added value				
Equity in earnings of investees	842,649	640,112	7,695	82,896
Financial income	117,784	199,722	387,951	460,378
Other Income	168	195	69,427	59,001
	960,601	**840,029**	**465,073**	**602,275**
	944,948	**835,792**	**6,933,463**	**6,388,545**

(continued)

Statements of Added Value

for the quarters ended June 30, 2019 and 2018 (continued)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	06.30.2019	%	06.30.2018	%	06.30.2019	%	06.30.2018	%
Personnel								
Salaries and management fees	5,338		4,691		413,788		430,320	
Private pension and health plans	1,148		1,111		118,240		120,460	
Meal and education allowance	572		540		56,416		55,503	
Social security charges - FGTS	400		364		28,570		29,803	
Voluntary retirement program	-		4,403		-		90,985	
Provisions for profit sharing	523		389		56,152		42,785	
	7,981	**0.8**	**11,498**	**1.4**	**673,166**	**9.7**	**769,856**	**12.1**
Government								
Federal								
Tax	4,596		31,753		1,295,543		1,155,216	
Sectorial charges	-		-		1,214,195		1,174,944	
State	17		3		2,289,656		1,949,106	
Municipal	30		56		4,312		4,949	
	4,643	**0.5**	**31,812**	**3.8**	**4,803,706**	**69.3**	**4,284,215**	**67.1**
Third Parties								
Interest	84,694		93,329		595,366		600,266	
Leasing and rent	311		656		5,610		19,531	
Donations, subsidies and contributions	-		-		2,712		3,482	
	85,005	**9.0**	**93,985**	**11.2**	**603,688**	**8.7**	**623,279**	**9.8**
Shareholders								
Retained profits	847,319		698,497		847,319		698,497	
Non controlling interests	-		-		5,584		12,698	
	847,319	**89.7**	**698,497**	**83.6**	**852,903**	**12.3**	**711,195**	**11.0**
	944,948	**100.0**	**835,792**	**100.0**	**6,933,463**	**100.0**	**6,388,545**	**100.0**

Notes are an integral part of this quarterly information

NOTES TO THE FINANCIAL STATEMENTS

for the quarter ended June 30, 2019

All amounts expressed in thousands of Brazilian reais

1 Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

1.1 Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Interest Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEG)	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A (Note 1.2.1)	Florianópolis	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A. (b)	Curitiba/PR	Production of electricity	99.9	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia

(a) Management started the merger of operating activities and transfer of equity of Copel REN to the shareholder.
(b) Pre-operating stage.

1.1.2 Joint ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Project with halted activities due to a Public Civil Action pending judgment by Federal Court. An arbitration proceeding will be started to decide about relief of contractual obligations with no burden for bidders, with consequent return of signing up bonus, refund of incurred costs with collateral and relief of collateral provided.
(b) Pre-operating stage.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (a)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda.	Curitiba/PR	Interests in companies	49.0	Copel Energia
Estação Osasco Desenvolvimento Imobiliário S.A. (b)	São Paulo/SP	Incorporation of real estate projects	19.31	UEG

(a) Investment reduced to zero due to the impairment tests.
(b) Pre-operating stage.

1.1.4 Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Power Plant Gov. Jayme Canet Júnior - Mauá (Note 18.5)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Power Plant Baixo Iguaçu (Note 18.5.1)	30.0	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.) (70%)

1.2 Business combination

1.2.1 Subsidiary acquired - Uirapuru

In March 2019, Copel GeT signed a Share Purchase and Sale Agreement - CCVA with Centrais Elétricas Brasileiras S.A. - Eletrobrás and Fundação Eletrosul de Previdência e Assistência Social - ELOS for the transfer of 100% of the shares of SPE Uirapuru Transmissora de Energia S.A., subject to approval by the Brazilian Electricity Regulatory Agency - ANEEL and the Administrative Council for Economic Defense - CADE. After complying with the conditions, on June 28, 2019, Copel GeT took control of the company. SPE Uirapuru operates Transmission Concession Agreement No. 002/2005, which corresponds to the Transmission Line between the municipality of Ivaiporã and Londrina, consisting of 120 km of 525 kV transmission line, of which the commercial operation started on July 9, 2006.

The acquisition of this venture will generate synergy in the use of resources for operation and maintenance, providing dilution of operating costs for the group.

1.2.1.1 Consideration transferred

The business combination occurred with the payment of R$133,739, corresponding to 100% of SPE Uirapuru shares, of which R$142 was paid in December 2018 and the remainder during the first half of 2019. Considering the cash acquired from the subsidiary, in the amount of R$9,803, we have a net cash effect for the Company of R$123,936 (R$142 in 2018 and R$123,794 in 2019). The amount paid is supported by estimated discounted cash flows from operating activities of the acquired venture.

In the acquisition process, the fair values of the net assets acquired were identified and allocated to the investment, and the amount of concession rights allocated to the investment in Copel GeT's balance sheet and intangible assets in the consolidated balance sheet.

The concession right generated by the business combination mainly consists of expected synergies and economies of scale and will be amortized over the remaining concession period, which will expire on March 4, 2035.

Consideration transferred	**Net assets acquired**
Fair value on 06.28.2019	113,709
Percentage of interest transferred	100%
Consideration amount	**133,739**
Concession rights	20,030

1.2.1.2 Assets acquired and liabilities assumed recognized on the date of acquisition

Copel GeT preliminarily measured the fair value of identifiable assets acquired and liabilities assumed as of the date of acquisition, as follows.

	Carrying amount	Fair value at the acquisition date
Assets identified	**146,802**	**144,593**
Cash and cash equivalents	9,803	9,803
Trade accounts receivable	2,921	2,921
Taxes recoverable	17	17
Contract assets	133,010	133,010
Other receivables	1,051	1,051
Deferred taxes - business combination	-	10,588
Liabilities assumed	**12,540**	**30,884**
Suppliers	6,115	6,115
Payroll, social charges and accruals	73	73
Taxes due	320	320
Sectorial charges due	1,572	1,572
Deferred taxes	4,097	4,097
Contingent liabilities - business combination	-	18,344
Others liabilities	363	363
Net assets acquired	**134,262**	**113,709**

(a) The book value of contract assets disclosed by the subsidiary acquired was adjusted pursuant to the Company's practices before allocation of fair value in the business combination.

1.2.1.3 Impact of the acquisitions on the consolidated results

Had this business combination been completed on January 1, 2019, consolidated net operating revenue would have increased by R$10,792, totaling R$7,572,513 and consolidated net income for the year would have increased by R$7,682, totaling R$860,585. Management considers these pro forma amounts to be an approximate measure of the consolidated performance and to serve as a reference for comparison in future years.

1.2.2 Conclusion of business combination - Costa Oeste e Marumbi

On June 4, 2019, the Company concluded the business combination involving subsidiaries Costa Oeste and Marumbi, disclosed in the Financial Statements as at December 31, 2018.

2 Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity			
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL	Authorization term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiration date of the concession.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiration of the concession, understanding that expiration will be on January 20, 2019. Considering that up to this date the extension/bidding of the concession has not yet occurred, the law provides that the concession operator may, after the expiration of the term, remain responsible for its performance until the assumption of the new concession operator, subject to the established conditions.

The Management of Compagás, its Parent company and other shareholders are challenging the effects of the aforesaid law since they understand that it conflicts with the provisions of the concession agreement currently in force. Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted. The Company is awaiting the trial of the merit of the case.

Considering that the lawsuit continues outstanding and the law continues in force, it was necessary to consider these effects in the financial statements. The impacts recorded are as follows:

06.30.2019	End of concession in 2024	Adjustments	End of concession in 2019
STATEMENTS OF FINANCIAL POSITION			
Noncurrent assets			
Accounts receivable related to the concession	132,098	189,770	321,868
Intangible assets	139,669	(139,669)	-
STATEMENTS OF INCOME			
Net operating revenue			
Fair value of assets from the indemnity for the concession	4,895	2,675	7,570
Operating Costs			
Amortization	(14,373)	(2,914)	(17,287)

Management will continue to make its best efforts to protect the Company's interests, aiming at appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049
Generation Concession 007/2013			
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS			
Generation concession 045/1999			
TPP Figueira (Note 36.2.6)		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia) (Note 36.2.6)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and			
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Pow er generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.03.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.03.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.23.2030
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	99.9	01.01.2041

(a) Building under construction.

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements			
Contract 060/2001 - Instalações de transmissão (diversos Transmission lines e Substations) - prorrogado pelo 3º Termo Aditivo		100	12.31.2042
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.05.2040
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.26.2042
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.24.2043
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.28.2044
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.04.2044
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.04.2044
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.06.2046
Transmission line 230 kV Baixo Iguaçu - Realeza			
Transmission line 230 kV Curitiba Centro - Uberaba (a)			
Substation Medianeira 230/138 kV			
Substation Curitiba Centro 230/138 kV (a)			
Substation Andirá Leste 230/138 kV (a)			
Concession agreement / authorization of the equity			
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.11.2042
	Transmission line 230 kV Cascavel Oeste - Umuarama		
	Substation Umuarama 230/138 kV		
Caiuá Transmissora	**Contract 007/2012:**	49	05.09.2042
	Transmission line 230 kV Umuarama - Guaíra		
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte		
	Substation Santa Quitéria 230/138/13,8 kV		
	Substation Cascavel Norte 230/138/13,8 kV		
Marumbi Transmissora	**Contract 008/2012:**	100	05.09.2042
	Transmission line 525 kV Curitiba - Curitiba Leste		
	Substation Curitiba Leste 525/230 kV		
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	**Contract 012/2012:**	49	05.09.2042
	Transmission line 500 kV Paranaíta - Cláudia		
	Transmission line 500 kV Cláudia - Paranatinga		
	Transmission line 500 kV Paranatinga - Ribeirãozinho		
	Substation Paranaíta 500 kV		
	Substation Cláudia 500 kV		
	Substation Paranatinga 500 kV		
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte		
	Transmission line 500 kV Rio Verde Norte - Marimbondo II		
	Substation Marimbondo II 500 kV		
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.01.2043
	Transmission line 500 kV Barreiras II - Rio das Éguas		
	Transmission line 500 kV Rio das Éguas - Luziânia		
	Transmission line 500 kV Luziânia - Pirapora 2		
Mata de Santa Genebra (a)	**Contract 001/2014:**	50.1	05.13.2044
	Transmission line 500 kV Itatiba - Bateias		
	Transmission line 500 kV Araraquara 2 - Itatiba		
	Transmission line 500 kV Araraquara 2 - Fernão Dias		
	Substation Santa Bárbara D´Oeste 440 kV		
	Substation Itatiba 500 kV		
	Substation Fernão Dias 500/440 kV		
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.04.2044
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035

(a) Buildings under construction.

3 Basis of Preparation

3.1 Statement of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 - Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2018, and which was not subject to modifications in the first half of 2019, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2018, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Management declares that all relevant information from the individual and consolidated quarterly information, and only those, are being evidenced and corresponds to that used in management.

The quarterly information was approved by Management and authorized for issue on August 14, 2019.

3.2 Functional and presentation currency

The quarterly information is presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3 Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4 Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of Copel and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized in the period in which they occur.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the quarterly information is the same as that disclosed in note 3.4 to the financial statements at December 31, 2018, excepting the information disclosed in note 4.1.1 to this quarterly information.

3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.6 Restatement

CPC 47 / IFRS 15 - Clarifications to IFRS 15 - Revenue from Contracts with Customers and CPC 48 / IFRS 9 - Financial Instruments have been effective since January 1, 2018.

During the closing of fiscal year 2018, specifically for the electricity transmission activity, the Company reassessed its operations in light of the new accounting standards and concluded that the balance of the public electricity transmission contracts signed with the Concession Grantor to build, operate and maintain the high voltage lines and substations should be classified and presented as contract assets instead of as financial assets, as they were previously presented, since the consideration for this asset is conditional upon fulfillment of other contractual performance obligations. For this quarterly information, the new understanding had an impact on the result for the first half of 2018, due to the equity valuation adjustment in the remeasurement of assets of Copel GeT's equity interests in transmission ventures.

In addition, the adoption of CPC 47 / IFRS 15 impacted the statement of cash flows, due to the reclassification of the contract assets of the Company, previously classified with intangible assets in progress. The effects on the financial statements, restated for purposes of comparison, are shown below:

06.30.2019	Parent company			Consolidated		
	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
Other operational income (expenses)	603,654	19,012	622,666	(538,534)	19,012	(519,522)
Equity in earnings of investees	621,100	19,012	640,112	63,884	19,012	82,896
Profit before financial results and taxes	**603,654**	**19,012**	**622,666**	**1,233,910**	**19,012**	**1,252,922**
Operating profit	**709,320**	**19,012**	**728,332**	**1,059,332**	**19,012**	**1,078,344**
Net income	**679,485**	**19,012**	**698,497**	**692,183**	**19,012**	**711,195**
Attributed to controlling shareholders	-	-	-	679,485	19,012	698,497
Attributed to non-controlling interest	-	-	-	12,698	-	12,698
STATEMENTS OF COMPREHENSIVE INCOME						
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**679,485**	**19,012**	**698,497**	**692,183**	**19,012**	**711,195**
Attributed to controlling shareholders	-	-	-	679,485	19,012	698,497
Attributed to non-controlling interest	-	-	-	12,698	-	12,698
STATEMENTS OF CASH FLOWS						
Cash flow from opertional activities	**66,695**	**-**	**66,695**	**1,330,082**	**-**	**1,330,082**
Net income	679,485	19,012	698,497	692,183	19,012	711,195
Equity in earnings of investees	(621,100)	(19,012)	(640,112)	(63,884)	(19,012)	(82,896)
Cash flow from investment activities	**(176,953)**	**-**	**(176,953)**	**(933,821)**	**-**	**(933,821)**
Additions to contract assets	-	-	-	-	(283,097)	(283,097)
Customers contributions - contract assets	-	-	-	-	52,245	52,245
Additions to intangible assets	(85)	-	(85)	(288,835)	283,097	(5,738)
Customers contributions - intangible assets	-	-	-	52,245	(52,245)	-
Cash flow from financing activities	**187,734**	**-**	**187,734**	**267,812**	**-**	**267,812**
Total effects on cash and cash equivalents	**77,476**	**-**	**77,476**	**664,073**	**-**	**664,073**
STATEMENTS OF ADDED VALUE						
Added value to distribute	**816,780**	**19,012**	**835,792**	**6,369,533**	**19,012**	**6,388,545**
(+) Transferred added value	821,017	19,012	840,029	583,263	19,012	602,275
Results from investment interests	621,100	19,012	640,112	63,884	19,012	82,896
Distribution of added value	**816,780**	**19,012**	**835,792**	**6,369,533**	**19,012**	**6,388,545**
Shareholders	679,485	19,012	698,497	692,183	19,012	711,195
Retained profits	679,485	19,012	698,497	679,485	19,012	698,497
Non controlling interests	-	-	-	12,698	-	12,698
Basic and diluted net earning per share attributed to controlling shareholders						
Common shares	2.37153	0.06635	2.43788			
Class "A" Preferred shares	2.60868	0.07299	2.68167			
Class "B" Preferred shares	2.60868	0.07299	2.68167			

	Parent company			Consolidated		
04.01.2019 to 06.30.2019	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
Other operational income (expenses)	305,057	2,738	307,795	(240,649)	2,738	(237,911)
Equity in earnings of investees	342,760	2,738	345,498	35,366	2,738	38,104
Profit before financial results and taxes	**305,057**	**2,738**	**307,795**	**643,310**	**2,738**	**646,048**
Operating profit	**349,337**	**2,738**	**352,075**	**538,399**	**2,738**	**541,137**
Net income	**347,207**	**2,738**	**349,945**	**352,603**	**2,738**	**355,341**
Attributed to controlling shareholders	-	-	-	347,207	2,738	349,945
Attributed to non-controlling interest	-	-	-	5,396	-	5,396
STATEMENTS OF COMPREHENSIVE INCOME						
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**347,207**	**2,738**	**349,945**	**352,603**	**2,738**	**355,341**
Attributed to controlling shareholders	-	-	-	347,207	2,738	349,945
Attributed to non-controlling interest	-	-	-	5,396	-	5,396
STATEMENTS OF CASH FLOWS						
Cash flow from opertional activities	**40,672**	**-**	**40,672**	**688,660**	**-**	**688,660**
Net income	347,207	2,738	349,945	352,603	2,738	355,341
Equity in earnings of investees	(342,760)	(2,738)	(345,498)	(35,366)	(2,738)	(38,104)
Cash flow from investment activities	**(37,574)**	**-**	**(37,574)**	**(494,356)**	**-**	**(494,356)**
Additions to contract assets	-	-	-	-	(150,414)	(150,414)
Customers contributions - contract assets	-	-	-	-	26,411	26,411
Additions to intangible assets	(1)	-	(1)	(155,364)	150,414	(4,950)
Customers contributions - intangible assets	-	-	-	26,411	(26,411)	-
Cash flow from financing activities	**(333,301)**	**-**	**(333,301)**	**(187,619)**	**-**	**(187,619)**
Total effects on cash and cash equivalents	**(330,203)**	**-**	**(330,203)**	**6,685**	**-**	**6,685**
STATEMENTS OF ADDED VALUE						
Added value to distribute	**400,559**	**2,738**	**403,297**	**3,185,316**	**2,738**	**3,188,054**
(+) Transferred added value	434,286	2,738	437,024	320,146	2,738	322,884
Results from investment interests	342,760	2,738	345,498	35,366	2,738	38,104
Distribution of added value	**400,559**	**2,738**	**403,297**	**3,185,316**	**2,738**	**3,188,054**
Shareholders	347,207	2,738	349,945	352,603	2,738	355,341
Retained profits	347,207	2,738	349,945	347,207	2,738	349,945
Non controlling interests	-	-	-	5,396	-	5,396
Basic and diluted net earning per share attributed to controlling shareholders						
Common shares	1.21182	0.00955	1.22137			
Class "A" Preferred shares	1.33300	0.01051	1.34351			
Class "B" Preferred shares	1.33300	0.01051	1.34351			

4 Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2018, except for the policies disclosed in note 4.1.

4.1 Standards applicable to the Company effective January 1, 2019

4.1.1 CPC 06 (R2)/IFRS 16 - Leases

The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the operating lease accounting for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value; and recognizing the amortization of the right to use the asset and lease interest separately in the statement of income.

Transition method

The Company applied the modified retrospective transition method, which does not require the presentation of comparative information, and the liability and the right-of-use asset are recognized at the present value of the remaining installments. Accordingly, the information for prior years continues being presented in accordance with the previous standard.

The Company analyzed its operating lease contracts and applied this pronouncement only to contracts in force on January 1, 2019 and that have been previously identified as leases.

In conformity with CPC 06 (R2) / IFRS 16, the Company elected to adopt the recognition exemptions foreseen for short-term leases (lease term of 12 months or less) and low value assets leases, such as computers, printers and mobile devices of less than R$18. These contracts are recognized as operating lease costs and/or expenses on a straight-line basis as provided for in the standard, over the lease contract term.

The Company has land lease contracts for the development of wind power generation projects that provide for minimum lease payments during the study/construction period and variable lease payments during the period of commercial operation. For lease contracts that at the date of application of the standard are subject to minimum payments, the Company recognized a right-of-use asset and a lease liability. Lease agreements that are already in commercial operation are recognized by the Company in its statement of income, when the event or condition is fulfilled, as leases and rentals, in operating costs and/or expenses.

Use of judgment

For all lease contracts with related parties and third parties, the Company considered the interest rate required to acquire assets in similar conditions of those leased as of the date of execution of the lease contract. The rate adopted by the Company considers the cost of the last borrowing taken out, based on the Interbank Deposit Certificate (CDI) rate plus a risk spread applicable to the Company. On initial adoption, the rate used was 9.10% p.y. Considering the changes in the composition of the contracts, the rates range from 6.78% to 9.10% p.y.

Effects from initial application

The new requirements of CPC 06 (R2)/IFRS 16 generated the following impacts on the recognition and presentation of lease and rental contracts.

Financial Statements	Classification as CPC 06 (R1) /IAS17	CPC 06 (R2) / IFRS 16
Statements of Financial Position		
Noncurrent assets	-	Right-of-use asset
Current Liabilities and Noncurrent Liabilities	-	Lease liability
Statements of Income		
Operating Costs	Leases and rentals	Amortization of right-of-use asset
Other operating costs and expense	Leases and rentals	Amortization of right-of-use asset
Financial expenses	-	Interest on lease liability
Sttatements of cash flows		
Payment of interest on lease liability	-	Operating activities
Payment of principal of lease liability	-	Financing activities

The effects from initial adoption are presented in note 28.

4.1.2 ICPC 22/IFRIC 23 - Uncertainty Over Income Tax Treatment

The interpretation explains how to apply the recognition and measurement requirements of CPC 32 - Income Taxes when there is uncertainty over a tax treatment. In accordance with certain requirements, such as where the tax authority is most likely not to accept certain treatment, the entity shall recognize and measure its current or deferred tax, asset or liability, applying the requirements of CPC 32 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and ruling statutory tax rates, considering this uncertainty.

The Company evaluated the income tax treatments and concluded that the application of the standard did not have impacts on its results.

5 Cash and Cash Equivalents

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Cash and bank accounts	976	2,044	216,628	167,728
Financial investments with immediate liquidity	25,300	312,959	1,690,084	1,780,681
	26,276	**315,003**	**1,906,712**	**1,948,409**

These comprise cash on hand, deposits with banks and short-term highly-liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 75% and 100.8% of Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI) interest.

6 Bonds and Securities

The Company and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 4 to 55 months from the end of the reporting period.

Category	Index	Parent Company		Consolidated	
		06.30.2019	12.31.2018	06.30.2019	12.31.2018
Quotas in Funds (a)	CDI	91	123,560	198,379	286,855
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	-	-	49,558	50,629
Committed Operation	96.5% to 100% of CDI	-	-	3,548	6,116
Financial Treasury Bonds - LFT	Selic	-	-	755	696
		91	**123,560**	**252,240**	**344,296**
	Current	**91**	**123,560**	**1,390**	**124,862**
	Noncurrent	**-**	**-**	**250,850**	**219,434**

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES, in other companies.

7 Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for 90 days	Total 06.30.2019	Total 12.31.2018
Customers					
Residential	315,334	211,188	21,159	547,681	584,621
Industrial	232,231	46,134	80,313	358,678	409,096
Commercial	254,773	61,276	26,768	342,817	379,449
Rural	60,393	19,066	5,531	84,990	89,634
Public Entities	37,445	5,769	3,883	47,097	56,920
Public lighting	36,729	39	-	36,768	39,114
Public service	42,318	628	587	43,533	42,702
Unbilled	477,548	-	-	477,548	538,245
Energy installments plan (7.1)	136,258	16,783	52,231	205,272	197,951
Low income subsidy - Eletrobras	11,977	-	-	11,977	11,958
Other receivables	46,587	23,226	82,449	152,262	138,116
	1,651,593	**384,109**	**272,921**	**2,308,623**	**2,487,806**
Concessionaires, Permission holder and Trading Companies					
Energy supplies					
Energy purchase agreements in the regulated market - CCEAR	14,960	305	5,563	20,828	10,882
Bilateral contracts	107,622	1,694	7,422	116,738	101,594
CCEE (7.2)	145,508	-	189,665	335,173	323,657
Unbilled	176,856	-	-	176,856	137,076
Quota system and Reimbursement to generators	-	92	1,284	1,376	2,994
	444,946	**2,091**	**203,934**	**650,971**	**576,203**
Charges from using transmission grid	**168,922**	**12,263**	**8,142**	**189,327**	**208,060**
Telecommunications	**51,044**	**14,955**	**8,897**	**74,896**	**62,985**
Gas distribution	**97,773**	**4,407**	**11,127**	**113,307**	**103,340**
Expected credit losses (7.3)	**(11,672)**	**(11,957)**	**(299,471)**	**(323,100)**	**(331,388)**
	2,402,606	**405,868**	**205,550**	**3,014,024**	**3,107,006**
Current				**2,871,963**	**2,944,091**
Noncurrent				**142,061**	**162,915**

7.1 Energy installments plan

The trade accounts receivable renegotiated are discounted to present value as of June 30, 2019, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.12% to 2.81% p.m.

7.2 Electricity Trading Chamber - CEEE

Balance receivable by the electricity generation, trading and distribution subsidiaries deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

The Company is challenging in court the request for exemption of responsibility so that the obligation to supply the energy sold from Colíder HPP be postponed (Note 18.4).

From the amount determined by CCEE, for the controversial portion arising from the effects of the injunction for exemption of responsibility of Colíder HPP, an allowance for expected losses was recognized in the amount of R$119,665 (Note 7.3).

7.3 Expected credit losses

Consolidated	Balance as of January 01, 2019	Additions	Reversal of write offs	Balance as of June 30, 2019
Customers				
Residential	21,722	40,477	(34,217)	27,982
Industrial	87,197	20,060	(21,296)	85,961
Commercial	69,717	6,692	(20,131)	56,278
Rural	3,810	414	(616)	3,608
Public Entities	4,874	238	(274)	4,838
Public lighting	120	(114)	-	6
Public service	199	39	(10)	228
Unbilled	1,502	(214)	-	1,288
Adjustment to present value	(2,883)	580	-	(2,303)
	186,258	**68,172**	**(76,544)**	**177,886**
Concessionaires, Permission holder and Trading Companies				
CCEE (7.2)	119,665	-	-	119,665
Concessionaries and permission holder	9,474	2,026	(10)	11,490
	129,139	**2,026**	**(10)**	**131,155**
Telecommunications	**3,879**	**4,028**	**(6,336)**	**1,571**
Gas distribution	**12,112**	**919**	**(543)**	**12,488**
	331,388	**75,145**	**(83,433)**	**323,100**

8 CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, there remaining 70 monthly installments to be paid.

8.1 Changes in CRC

	Balance as of January 01, 2019	Interest	Monetary variations	Amortizations	Balance as of June 30, 2019
	1,445,042	45,391	59,466	(139,293)	1,410,606
Current	**190,876**				**201,528**
Noncurrent	**1,254,166**				**1,209,078**

8.2 Maturity of non-current installments

2020	112,243
2021	226,663
2022	241,738
2023	257,815
2024	274,960
After 2024	95,659
	1,209,078

9 Net Sectorial Financial Assets and Liabilities

9.1 Composition of net sectorial financial assets and liabilities balances per tariff cycle

Consolidated	06.30.2019		12.31.2018	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	274,495	-
Electricity purchased for resale - Itaipu	-	-	278,072	-
Transport of energy using the transmission system - basic grid	-	-	28,100	-
Transport of energy purchased from Itaipu	-	-	8,312	-
System Service Charges - ESS	-	-	(240,248)	-
Energy Development Account - CDE	-	-	16,434	-
Proinfa	-	-	3,007	-
Other financial components				
Neutrality	-	-	42,605	-
Overcontracting	-	-	(46,972)	-
Hydrological risk	-	-	(175,117)	-
Tariff refunds	-	-	(36,840)	-
CVA Angra III Adjustment	-	-	6,272	-
Other	-	-	5,429	-
	-	**-**	**163,549**	**-**
Sectorial financial assets - Electricity rate adjustment recoverable 2019				
Portion A				
Electricity purchased for resale - CVA Energ	479,901	-	176,198	176,198
Electricity purchased for resale - Itaipu	699,159	-	304,085	304,086
Transport of energy using the transmission system - basic grid	(96,339)	-	(29,307)	(29,307)
Transport of energy purchased from Itaipu	20,277	-	7,469	7,469
System Service Charges - ESS	(327,039)	-	(120,862)	(120,862)
Energy Development Account - CDE	201,438	-	71,325	71,325
Proinfa	17,401	-	(9)	(9)
Other financial components	-	-	-	-
Neutrality	60,582	-	40,212	40,211
Offset of energy surplus/deficit under CCEAR bilateral contracts	38,630	-	-	-
Overcontracting	(238,068)	-	(95,722)	(95,722)
Hydrological risk	(243,664)	-	(71,958)	(71,958)
Tariff refunds	(88,837)	-	(23,796)	(23,796)
Other	(914)	-	-	-
	522,527	**-**	**257,635**	**257,635**
Sectorial financial assets - Electricity rate adjustment recoverable 2019				
Portion A				
Electricity purchased for resale - CVA Energ	-	(1,509)	-	-
Electricity purchased for resale - Itaipu	-	116,841	-	-
Transport of energy using the transmission system - basic grid	-	(29,888)	-	-
Transport of energy purchased from Itaipu	-	4,379	-	-
System Service Charges - ESS	-	(15,005)	-	-
Energy Development Account - CDE	-	(2,339)	-	-
Proinfa	-	(35)	-	-
Other financial components	-	-	-	-
Neutrality	-	4,471	-	-
Overcontracting	-	42,710	-	-
Hydrological risk	-	(32,119)	-	-
Tariff refunds	-	(6,864)	-	-
	-	**80,642**	**-**	**-**
	522,527	**80,642**	**421,184**	**257,635**

Consolidated	06.30.2019		12.31.2018	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Tariff Review 2021				
Financial components				
Tariff refunds	-	(99,498)	-	(96,531)
	-	**(99,498)**	**-**	**(96,531)**
	-	**(99,498)**	**-**	**(96,531)**

9.2 Changes in net sectorial financial assets and liabilities

Consolidated	Balance as of January 01, 2019	Operating revenues		Financial results	Rate flags	Balance as of June 30, 2019
		Constitution	Amortization	Updating		
Portion A						
Electricity purchased for resale - Itaipu	886,243	203,920	(301,864)	27,701	-	816,000
Electricity purchased for resale - CVA Energ	626,891	137,979	(293,943)	21,793	(14,328)	478,392
Transport of energy using the transmission system - basic grid	(30,514)	(67,286)	(27,092)	(1,335)	-	(126,227)
Transport of energy purchased from Itaipu	23,250	9,638	(9,005)	773	-	24,656
ESS	(481,972)	(99,271)	254,750	(15,551)	-	(342,044)
CDE	159,084	55,501	(20,961)	5,475	-	199,099
Proinfa	2,989	17,407	(3,460)	430	-	17,366
Other financial components						
Neutrality	123,028	(14,513)	(43,806)	344	-	65,053
Offset of energy surplus/deficit under CCEAR bilateral contracts	5,237	40,396	(6,800)	(203)	-	38,630
CVA Angra III Adjustment	6,272	-	(6,272)	-	-	-
Hydrological risk	(319,033)	(132,686)	179,949	(4,013)	-	(275,783)
Tariff refunds	(180,963)	(48,276)	38,602	(4,562)	-	(195,199)
Overcontracting	(238,416)	(4,131)	51,692	(4,503)	-	(195,358)
Others	192	(906)	(172)	(28)	-	(914)
	582,288	**97,772**	**(188,382)**	**26,321**	**(14,328)**	**503,671**
Current assets	**421,184**					**522,527**
Noncurrent assets	**257,635**					**80,642**
Noncurrent liabilities	**(96,531)**					**(99,498)**

10 Accounts Receivable - Concessions

Consolidated	06.30.2019	12.31.2018
Power distribution service concession (10.1)	794,357	783,023
Piped gas distribution service concession (10.2)	321,868	322,259
Bonus from the grant of concession agreements under the quota system (10.3)	637,853	625,772
Remeasurement of RBSE assets (10.4)	751,685	753,826
Generation concession agreements (10.5)	67,499	65,811
	2,573,262	**2,550,691**
Current	**56,768**	**53,177**
Noncurrent	**2,516,494**	**2,497,514**

10.1 Power distribution service concession

Balance as of January 1, 2019	**783,023**
Transfers to contract assets (Note 11.1)	(627)
Transfers to investments	(478)
Transfers to other receivables (assets held for disposal)	(958)
Fair value recognition	13,417
Loss on disposal	(20)
Balance as of June 30, 2019	**794,357**

10.2 Piped gas distribution service concession

Balance as of January 1, 2019	**322,259**
Transfers from contract assets (Note 11.2)	5,707
Transfers to intangible assets (Note 19.3)	(13,668)
Fair value recognition	7,570
Balance as of June 30, 2019	**321,868**

10.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2019	**625,772**
Transfers to electricity grid use charges - customers	(34,024)
Interest (Note 32)	46,105
Balance as of June 30, 2019	**637,853**

10.4 Remeasurement of RBSE assets

Balance as of January 1, 2019	**753,826**
Transfers to contract assets (Note 11.3)	1,713
Gain on the cash flow from the assets	47,403
Transfers to electricity grid use charges - customers	(51,257)
Balance as of June 30, 2019	**751,685**

Refers to the right to indemnification of Concession Agreement No. 060/2001 arising from the Annual Permitted Revenue - RAP not received in the period from January 2013 to June 2017. The balance includes monetary restatement and interest.

On June 27, 2017, ANEEL published Resolution 2,258 establishing the Annual Permitted Revenues (RAP) for the 2017-2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the "compensation", provided for in article 15, paragraph 2 of Law 12,783/2013. The same decision was applied to the other tariff cycles. The compensation being challenged in court related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017, at the time of filing of the lawsuit, is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT's right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation considered in the receipt flow of this asset are recorded in non-current assets.

10.5 Power generation concession contract

Balance as of January 1, 2019	**65,811**
Gain on remeasurement of the cash flow	213
Reversal of impairment (Note 33.4)	1,475
Balance as of June 30, 2019	**67,499**

11 Contract assets

Consolidated		06.30.2019	12.31.2018
Power distribution service concession (11.1)		704,470	640,500
Piped gas distribution service concession (11.2)		27,325	25,718
Power transmission concession (11.3)		3,047,450	2,767,012
		3,779,245	**3,433,230**
	Current	**99,877**	**85,019**
	Noncurrent	**3,679,368**	**3,348,211**

11.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2019	**664,755**	**(24,255)**	**640,500**
Acquisitions	458,916	-	458,916
Customers contributions	-	(49,469)	(49,469)
Provision for legal claims added to the cost of the works	942	-	942
Transfers from/to intangible assets (Note 19.1)	(389,062)	46,638	(342,424)
Transfers from/to accounts receivable - concessions (Note 10.1)	(954)	1,581	627
Loss on disposal	(4,622)	-	(4,622)
Balance as of June 30, 2019	**729,975**	**(25,505)**	**704,470**

During the construction phase, the costs of borrowings and debentures are capitalized. In the first half of 2019, these costs totaled R$3,228 at the average rate of 0.17% p.y. (R$1,949, at the average rate of 0.13% p.y. in the first half of 2018, capitalized in contract assets).

11.2 Piped gas distribution service concession contract

Balance as of January 1, 2019	**25,718**
Acquisitions	7,314
Transfers from/to accounts receivable - concessions (Note 10.2)	(5,707)
Balance as of June 30, 2019	**27,325**

11.3 Transmission service concession contract

Balance as of January 1, 2019	**2,767,012**
Business combinations effects (Note 1.2)	117,942
Transfers to accounts receivable - concessions - RBSE (Note 10.4)	(1,713)
Transfers to electricity grid use charges - customers	(120,075)
Transfers to property, plant and equipment	(271)
Transfers from litigations	1,243
Remuneration	177,369
Construction income	105,943
Balance as of June 30, 2019	**3,047,450**

12 Other Receivables

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Services in progress (a)	7,444	7,444	188,698	165,973
Advance payments to suppliers (b)	1,667	453	118,787	21,201
Credits on purchases of gas (12.1)	-	-	111,648	112,003
CDE Transfer (12.2)	-	-	67,371	107,472
Fair value in the purchase and sale of power in the active market (Note 36.2.12)	-	-	39,252	14,793
Decommissioning in progress	-	-	18,862	19,457
Advance payments to employees	286	319	18,344	22,096
Advance for severance estate	-	-	15,188	19,591
Tariff flag - CCRTB	-	-	3,392	28,725
Other receivables	420	6,255	63,145	80,833
	9,817	**14,471**	**644,687**	**592,144**
Current	**2,373**	**7,027**	**397,998**	**363,250**
Noncurrent	**7,444**	**7,444**	**246,689**	**228,894**

CCRTB - Centralizing account of Tariff Flag Resources.
(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.
(b) Advances to suppliers provided on contractual clauses.

12.1 Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use the gas in subsequent months and can compensate the volume contracted and not consumed until 2022. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. The contracts with Petrobras provide for the right to dispose of this asset. The expiration date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1.

12.2 CDE Transfer

Balance to be transferred by the CDE referring to tariff discounts on the tariffs applicable to users defined in accordance with article 13, item VII, of Law 10,438/2002 and Decree 7,891/2013. The amount transferred to Copel DIS for the period from June 2018 to May 2019, in accordance with Resolution 2,402/2018, was R$62,699 per month. As from June 2019, this amount was changed to R$51,200 per month, by Resolution 2,559, dated June 18, 2019, which approved the result of the last Annual Tariff Adjustment.

13 Taxes

13.1 Deferred income tax and social contribution

13.1.1 Changes in deferred income tax and social contribution

Parent Company	Balance as of January 01, 2019	Recognized in income	Balance as of June 30, 2019
Noncurrent assets			
Provisions for legal claims	100,123	2,852	102,975
Amortization - concession	20,063	191	20,254
Provision for financing	3,455	-	3,455
Post-employment benefits	1,682	84	1,766
Others	51,174	(344)	50,830
	176,497	**2,783**	**179,280**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	22,259	(2,138)	20,121
Transaction cost on borrowings and debentures	4,341	296	4,637
Financial instruments	2,529	1,023	3,552
	29,129	**(819)**	**28,310**
Net	**147,368**	**3,602**	**150,970**

Consolidated	Balance as of January 01, 2019	Recognized in income	Business combination effect (Note 1.2)	Balance as of June 30, 2019
Noncurrent assets				
Provisions for legal claims	573,177	9,970	6,237	589,384
Post-employment benefits	328,685	6,688	-	335,373
Impairment of assets	328,011	4,460	-	332,471
Research and development and energy efficiency programs	155,570	15,647	-	171,217
Provision for energy purchases	154,491	4,047	-	158,538
Expected credit losses	114,010	(194)	-	113,816
Tax losses and negative tax basis	67,010	2,330	-	69,340
Social security contributions - injunction on judicial deposit	53,339	2,394	-	55,733
Amortization - concession	71,140	(18,341)	-	52,799
Provision for tax losses	23,606	(650)	-	22,956
Concession contracts	30,548	(11,936)	-	18,612
Financial instruments	12,232	(2,382)	-	9,850
Others	135,539	9,291	-	144,830
	2,047,358	**21,324**	**6,237**	**2,074,919**
(-) Noncurrent liabilities				
Concession contracts	613,658	60,826	(1,027)	673,457
Deemed cost	415,325	(16,905)	-	398,420
Escrow deposits monetary variation	64,167	(2,517)	-	61,650
Accelerated depreciation	32,682	-	-	32,682
Transaction cost on borrowings and debentures	31,127	(3,140)	-	27,987
Others	40,758	9,872	-	50,630
	1,197,717	**48,136**	**(1,027)**	**1,244,826**
Net	**849,641**	**(26,812)**	**7,264**	**830,093**
Assets presented in the Statement of Financial Position	1,007,061			1,008,577
(-) Liabilities presented in the Statement of Financial Position	(157,420)			(178,484)

13.1.2 Realization of deferred taxes

	Parent Company		Consolidated	
	Assets	**Liabilities**	**Assets**	**Liabilities**
2019	550	(406)	392,774	(46,173)
2020	177	(2,519)	259,743	(92,322)
2021	177	(1,408)	227,465	(91,609)
2022	177	(304)	137,998	(103,749)
2023	177	-	118,796	(74,463)
2024 to 2026	531	-	215,241	(194,279)
2027 to 2029	177,491	(23,673)	722,902	(642,231)
	179,280	**(28,310)**	**2,074,919**	**(1,244,826)**

13.1.3 Unrecognized tax credits

As of June 30, 2019, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$51,912 because at present there is no reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Current assets				
Recoverable ICMS (VAT)	-	-	106,467	96,072
Recoverable PIS/Pasep and Cofins taxes	321	321	67,323	64,200
Other recoverable taxes	-	-	572	570
	321	**321**	**174,362**	**160,842**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	50,165	50,306
PIS/Pasep and Cofins taxes	86,863	86,097	141,832	147,380
Other recoverable taxes	14	13	33,685	33,714
	86,877	**86,110**	**225,682**	**231,400**
Current liabilities				
ICMS (VAT) payable	-	-	169,506	185,634
PIS/Pasep and Cofins payable	-	-	101,021	115,345
IRRF on JSCP	-	-	-	23,687
Special Tax Regularization Program - Pert	-	-	48,084	46,777
Ordinary financing of taxes with the federal tax authorities	-	-	52,896	64,974
Other taxes	346	152	10,996	15,016
	346	**152**	**382,503**	**451,433**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	2,717	2,602	204,306	197,413
Special Tax Regularization Program - Pert	-	-	460,804	471,665
Ordinary financing of taxes with the federal tax authorities	-	-	-	21,658
TCFRH (a)	-	-	125,955	101,821
Other taxes	-	-	4,353	4,175
	2,717	**2,602**	**795,418**	**796,732**

(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources - payment suspended due to injunction.

13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated	
		Restated		Restated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Income before IRPJ and CSLL	**849,624**	**728,332**	**1,329,814**	**1,078,344**
IRPJ and CSLL (34%)	**(288,872)**	**(247,633)**	**(452,137)**	**(366,637)**
Tax effects on:				
Equity in income	286,501	217,638	2,616	28,184
Dividends	57	66	57	66
Non deductible expenses	(87)	(11)	(8,378)	(5,610)
Tax incentives	84	93	7,045	5,652
Unrecognized income and social contribution tax loss carry-forwards	-	-	(17,306)	(14,595)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	(3,348)	2,970
Difference between the calculation bases of deemed profit and taxabl	-	-	(5,426)	(19,345)
Others	12	12	(34)	2,166
Current IRPJ and CSLL	**(5,907)**	**(62,776)**	**(450,099)**	**(441,377)**
Deferred IRPJ and CSLL	**3,602**	**32,941**	**(26,812)**	**74,228**
Effective rate - %	0.3%	4.1%	35.9%	34.0%

	Controladora		Consolidado	
		Restated		Restated
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Income before IRPJ and CSLL	**349,021**	**352,075**	**558,655**	**541,137**
IRPJ and CSLL (34%)	**(118,667)**	**(119,706)**	**(189,943)**	**(183,987)**
Tax effects on:				
Equity in income	118,877	117,469	(2,955)	12,955
Dividends	57	66	57	66
Non deductible expenses	(7)	(6)	(3,284)	(1,766)
Tax incentives	40	40	2,758	2,542
Unrecognized income and social contribution tax loss carry-forwards	-	-	(10,366)	(7,720)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	(6,011)	2,970
Difference between the calculation bases of deemed profit and taxabl	-	-	(1,520)	(12,904)
Others	7	7	(440)	2,048
Current IRPJ and CSLL	**444**	**(41,202)**	**(160,283)**	**(195,770)**
Deferred IRPJ and CSLL	**(137)**	**39,072**	**(51,431)**	**9,974**
Effective rate - %	-0.1%	0.6%	37.9%	34.3%

14 Prepaid Expenses

Consolidated	06.30.2019	12.31.2018
Risk premium - GSF renegotiation (14.1)	6,361	12,574
Others	27,583	31,535
	33,944	**44,109**
Current	**33,790**	**40,819**
Noncurrent	**154**	**3,290**

14.1 Hydrological risk renegotiation (GSF)

Consolidated	Balance as of January 01, 2019	Amortization	Transfers	Balance as of June 30, 2019
Risk premium - current asset	9,394	(6,213)	3,180	6,361
Risk premium - noncurrent asset	3,180	-	(3,180)	-
Intangible	38,707	(3,519)	-	35,188
	51,281	**(9,732)**	**-**	**41,549**
Risk premium to be amortized - prepaid expenses	**12,574**			**6,361**
Grant extension period - intangible	**38,707**			**35,188**

15 Receivables from Related Parties

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Current assets				
Controlling shareholders				
State of Paraná - Morar Bem Program	-	-	469	-
Subsidiaries				
Structure sharing	5,230	8,134	-	-
Nocurrent assets				
Subsidiaries				
Copel DIS (15.1)	103,560	104,751	-	-
Current liabilities				
Subsidiaries				
Copel CTE (15.2)	48,201	-	-	-
Structure sharing	1,122	755	-	-

15.1 Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing transferred with the same levy of charges borne by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

15.2 Telecom - Intercompany loan

On June 27, 2019, a loan agreement was entered into by and between Copel Telecomunicações (lender) and Copel Holding (borrower), with approval of the limit plus IOF and interest of 117% of CDI, pursuant to the Investment Program and the cash management procedure of the Company and its wholly-owned subsidiaries and effective until August 30, 2019. The approved limit of R$48,000 was used. Until June 30, 2019, a financial expense was recorded in the amount of R$201. On August 9, .2019, the loan was settled.

16 Judicial Deposits

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Taxes claims	**121,069**	**131,791**	**365,013**	**369,423**
Labor claims	**106**	**49**	**77,859**	**84,908**
Civil				
Civil	-	-	53,394	63,484
Easements	-	-	3,125	3,280
Customers	-	-	2,572	1,861
	-	-	**59,091**	**68,625**
Others	**1,530**	**-**	**7,011**	**5,334**
	122,705	**131,840**	**508,974**	**528,290**

17 Investments

17.1 Changes in investments

Parent Company	Balance as of January 01, 2019	Equity	Investment/ Advance for future capital increase	Amortization	Dividends and JSCP	Balance as of June 30, 2019
Subsidiaries						
Copel GeT	8,911,964	471,141	-	-	-	9,383,105
Copel DIS	5,908,755	331,332	-	-	(198,065)	6,042,022
Copel TEL	638,873	4,294	32,200	-	-	675,367
Copel REN	28,749	142	-	-	-	28,891
Copel Energia	83,468	22,662	10,805	-	-	116,935
UEG Araucária (17.2)	74,132	(8,865)	4,149	-	-	69,416
Compagás (17.2)	221,654	9,154	-	-	-	230,808
Elejor (17.2)	37,785	13,204	-	-	(17,330)	33,659
Elejor - concession rights	13,008	-	-	(377)	-	12,631
	15,918,388	**843,064**	**47,154**	**(377)**	**(215,395)**	**16,592,834**
Joint Ventures						
Voltalia São Miguel do Gostoso I (17.3)	110,568	(5,395)	2,940	-	-	108,113
Voltalia São Miguel do Gostoso - authorization rights	10,405	-	-	(184)	-	10,221
	120,973	**(5,395)**	**2,940**	**(184)**	**-**	**118,334**
Associates						
Dona Francisca Energética (17.4)	29,144	4,980	-	-	(4,039)	30,085
Other	2,062	-	123	-	-	2,185
	31,206	**4,980**	**123**	**-**	**(4,039)**	**32,270**
	16,070,567	**842,649**	**50,217**	**(561)**	**(219,434)**	**16,743,438**

JSCP - Interest on capital

Consolidated	Balance as of January 01, 2019	Equity	Investment/ Advance for future capital increase	Capital decrease	Amorti-zation	Dividends and JSCP	Transfers	Balance as of June 30, 2019
Joint Ventures (17.3)								
Voltalia São Miguel do Gostoso I	110,568	(5,395)	2,940	-	-	-	-	108,113
Voltalia São Miguel do Gostoso - direito de autorização	10,405	-	-	-	(184)	-	-	10,221
Caiuá	74,639	2,631	-	-	-	-	-	77,270
Integração Maranhense	129,684	5,915	-	-	-	-	-	135,599
Matrinchã	673,216	23,558	-	-	-	-	-	696,774
Guaraciaba	356,941	5,797	-	(34,300)	-	-	-	328,438
Paranaíba	160,584	7,704	-	-	-	-	-	168,288
Mata de Santa Genebra	484,262	(59,992)	40,080	-	-	-	-	464,350
Cantareira	317,523	13,759	-	-	-	-	-	331,282
	2,317,822	**(6,023)**	**43,020**	**(34,300)**	**(184)**	**-**	**-**	**2,320,335**
Associates								
Dona Francisca Energética (17.4)	29,144	4,980	-	-	-	(4,039)	-	30,085
Foz do Chopim Energética (17.4)	8,227	8,786	-	-	-	(3,179)	-	13,834
Dominó Holdings	2,442	(48)	-	(735)	-	(1,181)	-	478
Other	9,115	-	123	-	-	-	-	9,238
	48,928	**13,718**	**123**	**(735)**	**-**	**(8,399)**	**-**	**53,635**
Investment property	**1,342**	**-**	**-**	**-**	**(7)**	**-**	**490**	**1,825**
Advance for future capital future capital increase	**142**	**-**	**133,597**	**-**	**-**	**-**	**(133,739)**	**-**
	2,368,234	**7,695**	**176,740**	**(35,035)**	**(191)**	**(8,399)**	**(133,249)**	**2,375,795**

JSCP - Interest on capital

17.2 Subsidiaries with non-controlling interests

17.2.1 Summarized financial information

Balance as of June 30, 2019	Compagás	Elejor	UEG Araucária
ASSETS	**694,158**	**622,548**	**403,857**
Current assets	210,699	65,214	23,552
Noncurrent assets	483,459	557,334	380,305
LIABILITIES	**694,158**	**622,548**	**403,857**
Current liabilities	134,317	85,513	36,517
Noncurrent liabilities	107,277	488,952	41,010
Equity	452,564	48,083	326,330
STATEMENT OF INCOME			
Operating revenues	371,007	125,147	-
Operating costs and expenses	(336,121)	(46,158)	(40,743)
Financial results	(2,236)	(50,422)	445
Income tax and social contribution	(14,703)	(9,704)	(4,034)
Net income (loss)	**17,947**	**18,863**	**(44,332)**
Other comprehensive income	-	-	-
Total comprehensive income	**17,947**	**18,863**	**(44,332)**
STATEMENTS OF CASH FLOWS			
Cash flows from operational activities	46,871	39,728	(27,473)
Cash flows from investment activities	(7,312)	(84)	(23)
Cash flows from financing activities	(24,521)	(43,840)	16,595
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**15,038**	**(4,196)**	**(10,901)**
Cash and cash equivalents at the beginning of the year	90,155	42,886	21,516
Cash and cash equivalents at the end of the year	105,193	38,690	10,615
CHANGE IN CASH AND CASH EQUIVALENTS	**15,038**	**(4,196)**	**(10,901)**

17.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2019	**212,962**	**16,193**	**74,134**	**303,289**
Net income (loss)	8,793	5,658	(8,867)	5,584
Deliberation of additional dividends proposed	-	(3,335)	-	(3,335)
Dividends	-	(4,091)	-	(4,091)
Balance as of June 30, 2019	**221,755**	**14,425**	**65,267**	**301,447**

17.3 Total balances of the groups of assets, liabilities, profit or loss and equity interest in commitments and contingent liabilities of the main joint ventures

Balance as of June 30, 2019	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**222,891**	**268,604**	**479,118**	**2,265,598**	**1,220,960**	**1,594,034**	**2,501,554**	**1,478,069**
Current assets	**8,314**	**29,708**	**53,432**	**310,964**	**151,769**	**177,513**	**187,083**	**168,593**
Cash and cash equivalents	6,138	3,870	8,498	116,711	55,446	24,280	54,398	42,925
Other current assets	2,176	25,838	44,934	194,253	96,323	153,233	132,685	125,668
Noncurrent assets	**214,577**	**238,896**	**425,686**	**1,954,634**	**1,069,191**	**1,416,521**	**2,314,471**	**1,309,476**
LIABILITIES	**222,891**	**268,604**	**479,118**	**2,265,598**	**1,220,960**	**1,594,034**	**2,501,554**	**1,478,069**
Current liabilities	**2,252**	**27,054**	**74,881**	**138,168**	**68,720**	**87,834**	**166,848**	**58,479**
Financial liabilities	-	7,390	13,181	75,053	30,611	58,379	80,110	45,831
Other current liabilities	2,252	19,664	61,700	63,115	38,109	29,455	86,738	12,648
Noncurrent liabilities	**-**	**83,856**	**127,502**	**705,442**	**481,959**	**819,305**	**1,407,859**	**743,505**
Financial liabilities	-	53,774	85,111	654,320	473,019	598,138	1,234,838	522,948
Other noncurrent liabilities	-	30,082	42,391	51,122	8,940	221,167	173,021	220,557
Equity	**220,639**	**157,694**	**276,735**	**1,421,988**	**670,281**	**686,895**	**926,847**	**676,085**
STATEMENT OF INCOME								
Net operating income	-	12,556	22,406	110,123	57,899	104,139	196,513	69,804
Operating costs and expenses	(70)	(2,028)	(2,253)	(20,727)	(14,440)	(18,512)	(306,858)	(2,644)
Financial results	4	(2,409)	(3,314)	(30,122)	(22,620)	(28,891)	(46,872)	(24,629)
Equity in income of subsidiaries	(10,946)	-	-	-	-	-	-	-
Income tax and social contribution	-	(2,748)	(4,766)	(11,196)	(9,008)	(25,290)	37,472	(14,449)
Net income (loss)	**(11,012)**	**5,371**	**12,073**	**48,078**	**11,831**	**31,446**	**(119,745)**	**28,082**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(11,012)**	**5,371**	**12,073**	**48,078**	**11,831**	**31,446**	**(119,745)**	**28,082**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,113	77,270	135,599	696,774	328,438	168,288	464,350	331,282

As of June 30, 2019, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$19,450 (R$81,263 as of December 31, 2018) and in contingent liabilities is equivalent to R$43,844 (R$40,324 as of December 31, 2018).

17.4 Total balances of the groups of assets, liabilities, profit or loss and equity interest in contingent liabilities of the main associates

Balance as of June 30, 2019	Dona Francisca	Foz do Chopim
ASSETS	**138,190**	**67,256**
Current assets	18,774	36,262
Noncurrent assets	119,416	30,994
LIABILITIES	**138,190**	**67,256**
Current liabilities	4,240	3,733
Noncurrent liabilities	3,322	24,847
Equity	130,628	38,676
STATEMENT OF INCOME		
Net operating income	35,075	28,933
Operating costs and expenses	(12,503)	(3,500)
Financial income (expense)	283	362
Income tax and social contribution	(1,236)	(1,232)
Net income	**21,619**	**24,563**
Other comprehensive income	-	-
Total comprehensive income	**21,619**	**24,563**
Investment interest - %	23.0303	35.7700
Investment book value	30,085	13,834

As of June 30, 2019, Copel's interest in the contingent liabilities of its associates is equivalent to R$72,504 (R$61,341 as of December 31, 2018).

18 Property, Plant and Equipment

18.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	06.30.2019	Cost	Accumulated depreciation	12.31.2018
In service						
Reservoirs, dams and aqueducts	7,819,652	(4,306,345)	3,513,307	6,643,087	(4,216,613)	2,426,474
Machinery and equipment	8,130,692	(2,804,810)	5,325,882	5,648,292	(2,674,150)	2,974,142
Buildings	2,479,486	(1,052,187)	1,427,299	1,500,990	(1,021,783)	479,207
Land	503,481	(22,511)	480,970	375,286	(18,184)	357,102
Vehicles and aircraft	47,447	(43,605)	3,842	47,744	(41,978)	5,766
Furniture and tools	22,296	(13,295)	9,001	22,057	(12,642)	9,415
(-) Impairment (18.7)	(1,051,417)	-	(1,051,417)	(3,489)	-	(3,489)
(-) Special Obligations	(68)	32	(36)	(68)	27	(41)
	17,951,569	**(8,242,721)**	**9,708,848**	**14,233,899**	**(7,985,323)**	**6,248,576**
In progress						
Cost	1,236,724	-	1,236,724	5,789,780	-	5,789,780
(-) Impairment (18.7)	(170,584)	-	(170,584)	(1,197,693)	-	(1,197,693)
	1,066,140	**-**	**1,066,140**	**4,592,087**	**-**	**4,592,087**
	19,017,709	**(8,242,721)**	**10,774,988**	**18,825,986**	**(7,985,323)**	**10,840,663**

18.2 Changes in property, plant and equipment

Consolidated	Balance as of January 01, 2019	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of June 30, 2019
In service						
Reservoirs, dams and aqueducts	2,426,474	-	(86,642)	(1)	1,173,476	3,513,307
Machinery and equipment	2,974,142	-	(145,376)	(46,037)	2,543,153	5,325,882
Buildings	479,207	-	(30,478)	-	978,570	1,427,299
Land	357,102	-	(4,326)	-	128,194	480,970
Vehicles and aircraft	5,766	-	(2,132)	(96)	304	3,842
Furniture and tools	9,415	-	(759)	(10)	355	9,001
(-) Impairment (18.7)	(3,489)	(13,079)	-	-	(1,034,849)	(1,051,417)
(-) Special Obligations	(41)	-	5	-	-	(36)
	6,248,576	**(13,079)**	**(269,708)**	**(46,144)**	**3,789,203**	**9,708,848**
In progress						
Cost	5,789,780	273,828	-	(212)	(4,826,672)	1,236,724
Cost	(1,197,693)	(7,740)	-	-	1,034,849	(170,584)
	4,592,087	**266,088**	**-**	**(212)**	**(3,791,823)**	**1,066,140**
	10,840,663	**253,009**	**(269,708)**	**(46,356)**	**(2,620)**	**10,774,988**

18.3 Costs of borrowings and debentures capitalized

The costs of borrowings and debentures capitalized during the first half of 2019 amounted to R$2,393, at an average rate of 0.06% p.y. (R$2,430, at an average rate of 0.06% p.y. in first half of 2018).

18.4 HPP Colíder

On March 9, 2019 and May 7, 2019, two generation units of the power plant started their commercial power generation operations, respectively, according to ANEEL Ordinance 673/2019 and 1,273/2019, both with installed power capacity of 100 MW. The third and last generation unit has scheduled start up of commercial power generation for the second half of 2019.

Due to acts of God and force majeure, the plant delayed the start-up of its commercial generation, initially scheduled for January 2015. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed, which was not accepted by the agency. Copel GeT filed a common lawsuit with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to the right arising from the delay in the implementation schedule of the Colíder HPP.

The contracted energy of the plant is 125 MW mean, and in the period from January 1, 2019 to June 30, 2019, the physical guarantee calculated represents 71.44 MW mean, due to the partial start of commercial operation, which took place in March 2019. For prior periods, the contract was fulfilled as follows:

- From January 2015 to May 2016, with suspension of energy delivery by operation of the injunction obtained by Management;

- In June 2016, with partial reduction through a bilateral agreement;
- From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility ("Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN"); and
- From January to March 2019, the firm contracts in the regulated environment became effective again, however, energy supply continued suspended in light of the injunction obtained by Management.

Since the trial on merits of the case is still outstanding, the contractual effects of both revenues and energy costs were recognized in profit or loss for the period for purposes of backing the outcome.

18.5 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average rate (%)	06.30.2019	12.31.2018
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,917	859,917
(-) Accumulated depreciation		3.43	(191,273)	(176,546)
In progress			16,251	22,738
			684,895	**706,109**
HPP Baixo Iguaçu (18.5.1)	**30.0**			
In service			695,954	-
(-) Accumulated depreciation		3.27	(7,585)	-
In progress			23,606	717,599
			711,975	**717,599**
			1,396,870	**1,423,708**

18.5.1 Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel holds a 30% interest in Consórcio Empreendedor Baixo Iguaçu - Cebi. The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with installed capacity of 350.2 MW and physical guarantee of 171.3 MW mean located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná. The plant is now 100% in commercial operation, the start of commercial operation of units 1 and 2 occurred in February 2019, and unit 3 occurred in April 2019.

18.6 Cutia wind farm project

Cutia wind farm project, located in the State of Rio Grande do Norte, is divided into two large complexes:

- Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste), with 180.6 MW of total installed capacity, and 71.4 MW-mean of assured power, All the wind farms are in commercial operation.
- Bento Miguel Complex: composed of six wind parks (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with total installed capacity of 132.3 MW and 58.7 MW-mean of assured power. All the wind farms are in commercial operation.

18.7 Impairment of generation segment assets

The projects with impairment balances recorded at June 30, 2019 are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,461,511	(31,638)	(744,930)	1,684,943
Wind pow er complex Cutia	1,249,464	(21,361)	(171,352)	1,056,751
Wind pow er complex Bento Miguel	878,878	(10,354)	(87,372)	781,152
Consórcio Tapajós (a)	14,464	-	(14,464)	-
Pow er plants in Paraná	972,821	(55,099)	(203,883)	713,839
	5,577,138	**(118,452)**	**(1,222,001)**	**4,236,685**

(a) Project under development

In the first half of 2019, the impairment changed as follows:

Consolidated	Balance as of January 01, 2019	Impairment	Transfer	Impairment June 30, 2019
In service				
UHE Colíder	-	(13,079)	(699,925)	(713,004)
Wind pow er complex Cutia	-	-	(148,512)	(148,512)
Wind pow er complex Bento Miguel	-	-	(73,655)	(73,655)
Pow er plants in Paraná	(3,489)	-	(112,757)	(116,246)
	(3,489)	**(13,079)**	**(1,034,849)**	**(1,051,417)**
In progress				
HPP Colíder	(731,265)	(586)	699,925	(31,926)
Wind pow er complex Cutia	(167,875)	(3,477)	148,512	(22,840)
Wind pow er complex Bento Miguel	(84,621)	(2,751)	73,655	(13,717)
Consórcio Tapajós	(14,464)	-	-	(14,464)
Pow er plants in Paraná	(199,468)	(926)	112,757	(87,637)
	(1,197,693)	**(7,740)**	**1,034,849**	**(170,584)**
	(1,201,182)	**(20,819)**	-	**(1,222,001)**

19 Intangible assets

Consolidated	06.30.2019	12.31.2018
Concession agreement - distribution of electricity (19.1)	5,548,016	5,390,063
Generation concession agreements/ authorization (19.2)	598,622	593,852
Concession agreement - piped gas distribution (19.3)	-	3,619
Others (19.4)	43,269	41,563
	6,189,907	**6,029,097**

19.1 Power distribution service concession

Consolidated	Intangible asset	Special liabilities	Total
Balance as of January 1, 2019	**8,212,792**	**(2,822,729)**	**5,390,063**
Transfers from contract assets (Note 11.1)	389,062	(46,638)	342,424
Transfers to investments	(7)	-	(7)
Amortization of quotas - concession (a)	(227,924)	66,959	(160,965)
Amortization of quotas - PIS/Pasep and Cofins credits	(5,394)	-	(5,394)
Loss on disposal	(18,105)	-	(18,105)
Balance as of June 30, 2019	**8,350,424**	**(2,802,408)**	**5,548,016**

(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

19.2 Generation concession agreements

Consolidated	Concession contract (a)	Concession and authorization rights	Total
Balance as of January 1, 2019	**226,411**	**367,441**	**593,852**
Business combination effects (Note 1.2)	-	20,113	20,113
Amortization of quotas - concession and authorization (b)	(8,487)	(6,856)	(15,343)
Balance as of June 30, 2019	**217,924**	**380,698**	**598,622**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

19.3 Piped gas distribution service concession

Balance as of January 1, 2019	**3,619**
Transfers from accounts receivable - concessions (Note 10.2)	13,668
Amortization of quotas - concession	(17,287)
Balance as of June 30, 2019	**-**

19.4 Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2019	**25,630**	**15,933**	**41,563**
Acquisitions	-	2,774	2,774
Transfers from property, plant and equipment	79	2,891	2,970
Capitalizations for intangible in service	7,638	(7,638)	-
Amortization of quotas (a)	(4,024)	-	(4,024)
Amortization of quotas - PIS/Pasep and Cofins credits	(5)	-	(5)
Loss on disposal	-	(9)	(9)
Balance as of June 30, 2019	**29,318**	**13,951**	**43,269**

(a) Annual amortization rate: 20%.

20 Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Social security liabilities				
Taxes and social contribution	940	1,529	33,111	54,653
Social security charges on paid vacation and 13th salary	850	731	37,613	30,010
	1,790	**2,260**	**70,724**	**84,663**
Labor liabilities				
Payroll, net	-	-	471	1,308
Vacation and 13th salary	2,936	2,480	123,114	101,327
Profit sharing	1,386	863	147,565	91,526
Voluntary retirement program	398	1,144	1,679	5,349
Other liabilities	-	-	24	6
	4,720	**4,487**	**272,853**	**199,516**
	6,510	**6,747**	**343,577**	**284,179**

21 Accounts Payable to Suppliers

Consolidated	06.30.2019	12.31.2018
Energy supplies	846,319	819,792
Materials and supplies	438,788	384,300
Natural gas for resale	107,667	95,478
Charges for use of grid system	149,863	169,629
	1,542,637	**1,469,199**
Current	**1,452,607**	**1,419,243**
Noncurrent	**90,030**	**49,956**

22 Borrowings

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Contract amount	06.30.2019	12.31.2018
FOREIGN CURRENCY											
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)											
Par Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	6,0% + 0,20%	17,315	42,433	42,914
Discount Bond	Copel			05.20.1998	1	04.11.2024	Half-yearly	3,5% + 0,20%	12,082	61,127	61,837
Total foreign currency										**103,560**	**104,751**
LOCAL CURRENCY											
Banco do Brasil											
CCB 330.600.773	Copel DIS	Working capital.	Credit assignment.	07.11.2014	3	07.11.2019	Half-yearly	111,8% of DI	116,667	40,140	40,173
CFX 17/35959-7	Copel DIS			05.16.2017	2	05.06.2019	Quarterly	12.0%	75,000	-	38,262
CCB 21/00851-5	Copel DIS			06.30.2017	2	06.13.2019	Quarterly	11.0%	38,889	-	19,644
CCB 17/35960-0	Copel DIS			07.27.2017	2	07.17.2019	Quarterly	11.0%	50,333	-	51,681
CFX 17/35958-9	Copel DIS			08.15.2017	2	08.05.2019	Quarterly	11.0%	58,333	-	59,366
NCI 330.600.132	Copel HOL			02.28.2007	3	02.28.2019	Half-yearly	107,8% of DI	231,000	-	78,735
CCB 306.401.381	Copel HOL			06.21.2018	4	07.21.2021	Quarterly	120,00% of DI	640,005	648,953	648,953
NCI 306.401.445	Copel HOL			02.24.2017	2	02.15.2020	Half-yearly	124,5% of DI	77,000	39,577	79,225
										728,670	**1,016,039**
Eletrobras											
981/95	Copel DIS	National Program for Watering - Proni.	Own revenue; issue of promissory notes and commercial duplicates.	12.22.1994	80	08.15.2019	Quarterly	8.0%	1,169	16	49
982/95	Copel DIS			12.22.1994	80	11.15.2019	Quarterly	8.0%	1,283	12	24
983/95	Copel DIS			12.22.1994	80	11.15.2020	Quarterly	8.0%	11	38	51
984/95	Copel DIS			12.22.1994	80	11.15.2020	Quarterly	8.0%	14	16	22
985/95	Copel DIS			12.22.1994	80	08.15.2021	Quarterly	8.0%	61	14	17
206/07	Copel DIS	Rural Electricity Program - *Luz para Todos* .		03.03.2008	120	08.30.2020	Monthly	5,0%+ 1,0%	109,642	10,417	14,882
273/09	Copel DIS			02.18.2010	120	12.30.2022	Monthly	5,0%+ 1,0%	63,944	5,755	6,577
										16,268	**21,622**
Caixa Econômica Federal											
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos* .	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	16,984	14,363	15,298
3153-352	Copel DIS	Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Quarterly	5,5 % above TJLP	1,156	414	496
										14,777	**15,794**
Finep											
21120105-00	Copel Tel	BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).	Lock of proceeds received in current account.	07.17.2012	81	10.15.2020	Monthly	4.0%	35,095	4,202	5,778
21120105-00	Copel Tel			07.17.2012	81	10.15.2020	Monthly	3,5% + TR	17,103	3,549	4,881
										7,751	**10,659**
Promissory notes	Copel GeT	Payment of the first installment of debentures and cash enhancement of Copel Get.	Surety of Copel.	05.12.2017	1	05.12.2019	Single installment	117% of DI	500,000	-	572,419
	Copel GeT	Payment of the second installment of repayment of the first issue debentures of Copel Get and working capital increase.		05.09.2019	1	11.05.2019	Single installment	105% of DI	650,000	655,906	-
										655,906	**572,419**
Banco do Brasil - BNDES Transfer											
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2,13% above TJLP	169,500	101,705	107,324
										101,705	**107,324**

(continued)

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Contract amount	06.30.2019	12.31.2018
BNDES											
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1,63% above TJLP	169,500	101,708	107,326
1120952.1	Copel GeT	Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1,82% and 1,42% above TJLP	44,723	22,749	24,344
1220768.1	Copel GeT	Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1,36% above TJLP	73,122	48,641	50,908
13211061	Copel GeT	Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1,49% above TJLP	1,041,155	830,088	844,940
13210331	Copel GeT	Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1,49% and 1,89% above TJLP	17,644	12,039	12,659
15206041	Copel GeT	Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2,42% above TJLP	34,265	23,480	24,477
15205921	Copel GeT	Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2,32% above TJLP	21,584	14,198	14,832
18205101	Copel GeT	Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1,94% above TJLP	194,000	169,002	162,229
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2,09% above TJLP	41,583	11,121	14,591
14205611-B	Copel DIS			12.15.2014	6	02.15.2021	Annual	2,09 above TR BNDES	17,821	7,896	11,992
14205611-C	Copel DIS			12.15.2014	113	06.15.2024	Monthly	6.0%	78,921	39,173	43,097
14205611-D	Copel DIS			12.15.2014	57	02.15.2021	Monthly	TJLP	750	16	20
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1,66% above TJLP	71,676	47,523	49,336
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1,66% above TJLP	82,973	51,564	53,531
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2,34% above TJLP	54,100	43,331	45,158
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2,34% above TJLP	40,050	32,035	33,385
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2,34% above TJLP	90,900	72,652	75,715
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2,34% above TJLP	97,000	77,592	80,862
18204611	Cutia		Pledge of shares; assignment of receivables.	10.25.2018	192	07.15.2035	Monthly	2,04% above TJLP	619,405	616,087	517,083
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1,95% + TJLP	27,634	20,275	21,291
13212221 - B	Costa Oeste			12.03.2013	106	09.30.2023	Monthly	3.5%	9,086	3,390	3,789
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2,00% + TJLP	33,460	25,916	27,134
14205851 - B	Marumbi			07.08.2014	106	04.30.2024	Monthly	6.0%	21,577	10,941	12,076
										2,281,417	**2,230,775**
Total local currency										**3,806,494**	**3,974,632**
									Gross debt	**3,910,054**	**4,079,383**
									(-) Transaction cost	**(31,056)**	**(32,076)**
									Net debt	**3,878,998**	**4,047,307**
									Current	**1,135,720**	**1,113,047**
									Noncurrent	**2,743,278**	**2,934,260**

DI - Interbank Deposit Rate
IPCA - Inflation Index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)
TJLP - Long-term interest rate
TR - Referential Rate

22.1 Collateral and escrow deposits - STN

These are guarantees provided in the form of cash deposits, Par Bond of R$54,372 (R$52,717 at December 31, 2018) and Discount Bond in the amount of R$37,933 (R$36,838 at December 31, 2018), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan enacted in 1992.

22.2 Breakdown of borrowings by currency and index

Consolidated		06.30.2019	%	12.31.2018	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	(1,15)	103.560	2,67	104.751	2,59
		103.560	**2,67**	**104.751**	**2,59**
Local currency - indexes at period end (%)					
TJLP	6,26	2.299.298	59,30	2.245.786	55,49
CDI	6,40	1.376.451	35,48	1.410.479	34,85
TR	0,00	3.521	0,09	4.842	0,12
IPCA	2,23	7.896	0,20	11.992	0,30
Without indexer (annual fixed rate)	-	88.272	2,26	269.457	6,65
		3.775.438	**97,33**	**3.942.556**	**97,41**
		3.878.998	**100,00**	**4.047.307**	**100,00**

22.3 Maturity of non-current installments

	Parent Company			Consolidated		
06.30.2019	**Foreign currency**	**Local currency**	**Total**	**Foreign currency**	**Local currency**	**Total**
2020	-	158,145	158,145	-	264,239	264,239
2021	-	316,292	316,292	-	519,252	519,252
2022	-	-	-	-	198,370	198,370
2023	-	-	-	-	196,531	196,531
2024	102,455	-	102,455	102,455	190,552	293,007
After 2024	-	-	-	-	1,271,879	1,271,879
	102,455	**474,437**	**576,892**	**102,455**	**2,640,823**	**2,743,278**

22.4 Changes in borrowings

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2019	**104,751**	**798,634**	**903,385**
Charges	2,667	28,080	30,747
Monetary and exchange variations	(1,191)	-	(1,191)
Amortization - principal	-	(115,500)	(115,500)
Payment - charges	(2,667)	(29,114)	(31,781)
Balance as of June 30, 2019	**103,560**	**682,100**	**785,660**

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2019	**104,751**	**3,942,556**	**4,047,307**
Funding	-	742,333	742,333
Charges	2,667	144,017	146,684
Monetary and exchange variations	(1,191)	6,967	5,776
Amortization - principal	-	(871,248)	(871,248)
Payment - charges	(2,667)	(189,187)	(191,854)
Balance as of June 30, 2019	**103,560**	**3,775,438**	**3,878,998**

22.5 Covenants

The Company and its subsidiaries signed borrowings agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2018, the Company is in compliance with all covenants. As of June 30, 2019, Copel is in compliance with all other ratios and covenants.

The financial covenants contained in the borrowing's agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1,3
	5th issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3,5
		Debt service coverage ratio	≥ 1,5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4,0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1,2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1,3

Financing for businesses - Finem
(a) the financial ratio is calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23 Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Contract amount	06.30.2019	12.31.2018
Copel	5th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.13.2014	3	05.13.2019	Half-yearly	111,5% of DI	1,000,000	-	336,341
	6th				06.28.2017	1	06.28.2019	Single installment	117,0% of DI	520,000	-	586,230
	7th				01.19.2018	2	01.19.2021	Half-yearly	119,0% of DI	600,000	619,467	619,998
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106,0% of DI	500,000	500,783	-
Copel GeT	1st	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.15.2015	3	05.15.2020	Annual	113,0% of DI	1,000,000	336,221	696,593
	2nd				07.13.2016	2	07.13.2019	Annual	121,0% of DI	1,000,000	536,879	517,565
	3rd				10.20.2017	3	10.20.2022	Half-yearly	126,0% of DI	1,000,000	1,014,685	1,014,685
	4th		Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126,0% of DI	1,000,000	1,033,745	1,032,762
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7,6475%	290,000	303,957	295,448
Copel DIS	2nd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.27.2016	2	10.27.2019	Annual	124,0% of DI	500,000	262,914	253,226
	3rd				10.20.2017	2	10.20.2022	Half-yearly	126,0% of DI	500,000	507,342	507,342
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2,70%	1,000,000	1,022,777	1,020,260
Copel CTE	1st	(a)	Deployment, expansion and modernization of the telecommunication network.	Personal guarantee	10.15.2015	5	10.15.2024	Half-yearly	IPCA + 7,9633%	160,000	192,569	188,278
	2nd				07.15.2017	1	07.15.2022	Half-yearly	IPCA + 5,4329%	220,000	242,592	237,214
	3rd		Investments in the issuer.		05.15.2019	3	05.15.2024	Half-yearly	117,0% of DI	210,000	211,639	-
Brisa Potiguar	2nd	(c)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2,02%	147,575	123,873	128,242
	2nd	(d)			03.24.2016	192	07.15.2032	Monthly	IPCA + 9,87%	153,258	138,981	141,069
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5,8813%	360,000	354,963	-
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP+2,17%	33,620	7,500	8,973
									SELIC+2,17%		7,229	8,678
										Dívida bruta	7,418,116	7,592,904
										(-) Custo de transação	(93,619)	(74,773)
										Dívida líquida	7,324,497	7,518,131
										Current	-	-
										Noncurrent	-	-

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.
Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, 1st serie, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(c) Simple debentures, 2nd serie, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.

23.1 Maturity of non-current installments

06.30.2019	Parent Company	Consolidated
2020	-	359,196
2021	298,202	1,651,122
2022	495,522	2,187,604
2023	-	878,089
2024	-	219,192
After 2024	-	440,909
	793,724	**5,736,112**

23.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2019	**1,538,080**	**7,518,131**
Funding	500,000	1,070,282
Charges and monetary variations	54,362	320,906
Amortization - principal	(853,400)	(1,206,856)
Payment - charges	(125,999)	(377,966)
Balance as of June 30, 2019	**1,113,043**	**7,324,497**

23.3 Covenants

Copel and its subsidiaries issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2018, subsidiaries Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A. and Ventos de Santo Uriel did not comply with the Debt Service Coverage Ratio - ICSD of 1.3, when calculating the ratio without considering the amount of compensation to suppliers of goods (NE 32.6 - b to the financial statements at December 31, 2018). On December 28, 2018, the Company requested preventively and received a letter from BNDES, referring to AE/DEENE2 101/2018, not declaring accelerated maturity of the debentures in 2018. Except for the foregoing, as of December 31, 2018, the Company is in compliance with all covenants.

As of June 30, 2019, all the other ratios and covenants have been fulfilled.

The financial covenants contained in the debenture agreements are presented as follow:

Company	Contract	Annual financial index	Limit
Copel	5th issue of Debentures 6th issue of Debentures 7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3,5 ≥ 1,5
Copel GeT	1st issue of Debentures 2nd issue of Debentures 3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures		
Copel DIS	2nd issue of Debentures 3rd issue of Debentures 4th issue of Debentures		
Copel TEL	1st issue of Debentures 2nd issue of Debentures 3rd issue of Debentures		
Compagás	2nd issue of Debentures	Net debt / EBTIDA	≤ 3,5
		General Indebtedness	≤ 0,7
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1,3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1,2

(a) the financial ratio is calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

24 Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants.

24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan has been a closed plan for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) - Employee Benefits, corresponding to IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the Parent company's Management.

24.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the "ProSaúde II" plan.

24.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Pension plans	6	7	1,191	1,149
Healthcare plans	5,194	4,947	987,323	967,614
	5,200	**4,954**	**988,514**	**968,763**
Current	**120**	**87**	**61,109**	**58,478**
Noncurrent	**5,080**	**4,867**	**927,405**	**910,285**

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated	
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Employees				
Pension plans	263	288	35,687	37,751
Healthcare plan - post employment	304	281	49,794	48,517
Healthcare plan - active employees	427	404	43,130	43,552
(-) Transfers to construction in progress	-	-	(10,881)	(10,071)
	994	**973**	**117,730**	**119,749**
Management				
Pension plans	147	134	476	666
Healthcare plan	7	4	34	45
	154	**138**	**510**	**711**
	1,148	**1,111**	**118,240**	**120,460**

	Parent Company		Consolidated	
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Employees				
Pension plans	134	145	17,443	18,689
Healthcare plan - post employment	152	141	24,896	24,220
Healthcare plan - active employees	201	197	21,365	21,280
(-) Transfers to construction in progress	-	-	(5,252)	(5,018)
	487	**483**	**58,452**	**59,171**
Management				
Pension plans	80	55	254	258
Healthcare plan	13	4	25	28
	93	**59**	**279**	**286**
	580	**542**	**58,731**	**59,457**

24.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2019	**4,954**	**968,763**
Appropriation of actuarial calculation	304	49,794
Appropriation of pension and healthcare contributions	2,544	64,970
Adjustment related to actuarial gains	-	-
Amortizations	(2,602)	(95,013)
Balance as of June 30, 2019	**5,200**	**988,514**

25 Sectorial Charges Due

Consolidated	06.30.2019	12.31.2018
Energy Development Account - CDE	50,528	73,549
Tariff flags	15,818	-
Global Reversal Reserve - RGR	5,481	6,323
	71,827	**79,872**

26 Research and Development and Energy Efficiency

26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of 06.30.2019	Balance as of 12.31.2018
Research and Development - R&D					
FNDCT	-	4,879	-	4,879	4,725
MME	-	2,439	-	2,439	2,361
R&D	147,060	-	189,800	336,860	327,626
	147,060	**7,318**	**189,800**	**344,178**	**334,712**
Energy efficiency program - EEP					
Procel	-	11,065	-	11,065	15,792
EEP	25,077	-	242,410	267,487	242,231
	25,077	**11,065**	**242,410**	**278,552**	**258,023**
	172,137	**18,383**	**432,210**	**622,730**	**592,735**
			Circulante	**274,998**	**270,429**
			Não circulante	**347,732**	**322,306**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

26.2 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2019	**4,725**	**2,361**	**327,626**	**15,792**	**242,231**	**592,735**
Business combination effects	20	10	1,464	-	-	1,494
Additions	15,346	7,674	15,346	4,379	17,517	60,262
Performance agreement	-	-	-	-	1,274	1,274
Selic interest rate (Note 33)	-	-	5,710	(341)	7,248	12,617
Transfers	-	-	-	(3,123)	3,123	-
Payments	(15,212)	(7,606)	-	(5,642)	990	(27,470)
Concluded projects	-	-	(13,286)	-	(4,896)	(18,182)
Balance as of June 30, 2019	**4,879**	**2,439**	**336,860**	**11,065**	**267,487**	**622,730**

27 Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	06.30.2019	12.31.2018
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,927	16,709
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	24,287	23,864
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,556	7,412
(4) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	-	47
(5) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	554,146	536,131
							602,916	**584,163**
						Current	**71,161**	**67,858**
						Noncurrent	**531,755**	**516,305**

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

27.1 Changes in accounts payable related to concessions

Balance as of January 1, 2019	**584,163**
Adjust to present value	(757)
Monetary variations	54,464
Payments	(34,954)
Balance as of June 30, 2019	**602,916**

28 Right-of-use asset and lease liability

With adoption of CPC 06 (R2)/IFRS 16, the Company recognized right-of-use asset and lease liability as follows:

28.1 Right-of-use asset

Consolidated	Initial adoption on January 1, 2019	Additions	Amortization	Loss on disposal	Balance as of 06.30.2019
Real estate	57,461	1,732	(8,749)	(358)	50,086
Vehicles	57,564	4,274	(7,643)	-	54,195
Equipment	2,997	2,961	(470)	-	5,488
	118,022	**8,967**	**(16,862)**	**(358)**	**109,769**

28.2 Lease liability

28.2.1 <u>Changes in lease liability</u>

	Parent Company	Consolidated
Initial adoption on January 1, 2019	**385**	**118,022**
Additions	35	8,967
Charges	17	5,121
Amortization - principal	(68)	(14,925)
Payment - charges	(17)	(4,815)
Baixas	-	(358)
Balance as of June 30, 2019	**352**	**112,012**

The discount rate as of June 30, 2019 is 6.784% p.y, applied to the contracts started as from June 2019. For the other contracts, the discount rate is 9.10% p.y.

28.2.2 Maturity of non-current installments

2020	17,855
2021	21,727
2022	22,371
2023	7,963
2024	4,026
After 2024	5,677
	79,619

28.3 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and mobile devices, short-term leases, as well as for leases of land for development of wind power generation projects, of which the payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	06.30.2019
Commitments from leases and rents	6,543	27,965	171,048	205,556

29 Other Accounts Payable

Consolidated	06.30.2019	12.31.2018
Customers (a)	37,255	70,713
Obligations to customers in gas sales operations (b)	42,418	55,048
Public lighting rate collected	29,973	28,337
Fair value in the purchase and sale of pow er in the active market (Note 36.2.12)	19,044	11,007
Aneel Order No. 084/2017 provision	25,170	24,314
Investment acquisition	13,024	32,200
Financial offset for the use of w ater resources	19,047	20,820
Pledges in guarantee	13,149	10,026
Reimbursements to customer contributions	5,138	5,036
Other liabilities	51,530	51,523
	255,748	**309,024**
Current	**143,889**	**192,070**
Noncurrent	**111,859**	**116,954**

(a) Of the balance at 12.31.2018, R$32,639 refers to amounts transferred from the Federal Government to Copel DIS, in accordance w ith ANEEL Directive Release No. 565/2018, for the reimbursement of consumers due to the exceeding amount collected from the Net Operating Revenue in the period from January 2010 to December 2012.

(b) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

30 Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.11 to the financial statements at December 31, 2018.

The Company's Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1 Provision for legal claims

30.1.1 Changes in provision for legal claims rated as involving probable losses

Consolidated		Income						
		Provision for litigations		Construction cost	Additions (Reversals)			
	Balances as of January 01, 2019	Additions	Reversals	Additions/(Rev.)	to assets	Discharges	Transfers/ Others	Balances as of June 30, 2019
Tax								
Cofins (a)	102,603	2,862	-	-	-	-	-	105,465
Others (b)	54,494	736	(5,391)	-	-	(391)	22,874	72,322
	157,097	**3,598**	**(5,391)**	**-**	**-**	**(391)**	**22,874**	**177,787**
Labors (c)	**612,782**	**80,979**	**(23)**	**-**	**-**	**(64,296)**	**-**	**629,442**
Employee benefits (d)	**85,199**	**15,754**	**(589)**	**-**	**-**	**(4,361)**	**-**	**96,003**
Civil								
Civil and administrative claims (e)	492,934	43,577	(22,431)	-	-	(51,377)	-	462,703
Easements (f)	118,147	532	(2,555)	6,731	2,241	(1,636)	-	123,460
Expropriations and property (g)	116,401	644	(4,501)	(5,237)	(4,340)	(9)	-	102,958
Customers (h)	5,209	320	-	-	-	-	-	5,529
Environmental (i)	3,531	100	(49)	-	-	-	-	3,582
	736,222	**45,173**	**(29,536)**	**1,494**	**(2,099)**	**(53,022)**	**-**	**698,232**
Regulatory (j)	**73,473**	**1,475**	**-**	**-**	**-**	**(1,046)**	**-**	**73,902**
	1,664,773	**146,979**	**(35,539)**	**1,494**	**(2,099)**	**(123,116)**	**22,874**	**1,675,366**

Parent company	Balance as of	Income		Balance as of
	January 01, 2019	Additions	Reversals	June 30, 2019
Tax				
Cofins (a)	102,603	2,862	-	105,465
Others (b)	30,040	364	-	30,404
	132,643	**3,226**	**-**	**135,869**
Labor (c)	**588**	**53**	**(1)**	**640**
Civil (e)	**142,773**	**5,110**	**-**	**147,883**
Regulatory (j)	**16,176**	**-**	**-**	**16,176**
	292,180	**8,389**	**(1)**	**300,568**

30.1.2 Description of nature and/or details of the principal lawsuits

a) Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Revenue of Brazil

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company's exemption from Cofins.

Current status: pending judgment of appeal.

b) Other tax provisions

Lawsuits relating to federal, state and municipal taxes, fees and other charges.

c) Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d) Employee benefits

Labor claims comprise claims filed by retired former employees of Copel and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

e) Civil and administrative claims

Lawsuits involving billing, irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles.

The balance also contains amounts being discussed by arbitration under confidentiality, in the discovery phase, with no decision having been handed down to date.

The principal lawsuit is described below:

Plaintiff: Tradener Ltda. **Estimated amount:** R$128,972

Class lawsuit No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid the contractual commissions payable by the Company to Tradener. In the civil public lawsuit No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$107,955, the restated amount by reference to the INPC/IBGE variation, from the maturity of the commissions, plus interest of 1% per month, as from the date of notification (October 31, 2012), as well as attorneys' fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority voting, the Court dismissed the appeal. The Company lodged an appeal requesting clarification of ruling that was accepted and partially granted to clarify the ruling, however, not overturning it. The Company lodged an appeal with the Higher Court, which was dismissed. Appeal for clarification of ruling was filed and dismissed. A final unappealable ruling was handed down on June 21, 2019 and the Company awaits enforcement thereof.

f) Easements

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Cases may also arise from intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.

g) Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (in case probate proceedings are still in progress, properties have no registry number with the land registry, etc.).

Possessory lawsuits include those for repossession of property owned by the concession operator. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

The main lawsuits are as follows:

Plaintiff: property owner **Estimated value:** R$24,428

Expropriation lawsuit for construction of electric substation discussing the indemnity amount.

Current status: lawsuit awaiting judgment at higher court.

Plaintiff: property owner **Estimated value:** R$9,816

Lawsuit for the expropriation of the area used for the reservoir of the Mauá Plant filed by Consórcio Energético Cruzeiro do Sul, in which Copel GeT participates with 51%, which discusses the indemnity amount of the property that is in a submerged part.

Current status: Higher court decision, motions to clarify were filed, which have not yet been judged. After judgment of the motions to clarify, a special appeal will be filed seeking to reverse the decision.

h) Consumers

Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i) Environmental

Class lawsuits whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (TAC), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies for noncompliance with any condition provided for by the Installation and Operating Licenses.

j) Regulatory

The Company has been challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$53,120

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's Decision 288/2002 involving these companies.

Current status: awaiting judgment.

30.2 Contingent liabilities

30.2.1 Classification of lawsuits rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of contingent liabilities of the Company and its subsidiaries and potential losses arising therefrom:

	Parent company		Consolidated	
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Tax (a)	166,799	160,139	604,995	568,512
Labor (b)	519	561	285,409	311,777
Employee benefits (c)	-	-	19,122	19,099
Civil (d)	485,792	473,430	1,393,827	1,286,466
Regulatory (e)	-	-	852,582	866,836
	653,110	**634,130**	**3,155,935**	**3,052,690**

30.2.2 Description of nature and/or details of the principal lawsuits

a) Tax

Lawsuits relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: National Institute of Social Security (INSS) **Estimated amount:** R$109,383

Tax requirements related to the social security contribution.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

Plaintiff: State Tax Authority (SEFAZ) **Estimated amount:** R$83,712

Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' line in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial proceeding, thus it cannot suffer the effects of the ruling rendered thereon, which would entail its illegitimacy to appear as liable taxpayer in tax deficiency notice 6.587.156-4.

Plaintiff: Copel **Estimated amount:** R$82,539

Tax Requirement on Urban Territorial Property - IPTU on properties affected by the public electricity service. The case is pending judgment at first instance.

Plaintiff: City halls **Estimated amount:** R$59,551

City halls tax requirement as ISS on construction services provided by third parties.

Current status: pending judgment of answers filed at the administrative or judicial levels.

Plaintiff: Brazilian Federal Revenue Office **Estimated amount:** R$113,493

Requirement and administrative questioning related to federal taxes.

Current status: awaiting judgment in the Administrative Council of Tax Appeals - CARF or at the judicial level.

b) Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime differences, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c) Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly-owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly-owned subsidiaries, since additional contributions will be required.

d) Civil

Lawsuits involving billing, irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network or vehicles, easements of passage, expropriations, patrimonial and environmental.

The balance also contains amounts being discussed by arbitration under confidentiality, in the discovery phase, with no decision having been handed down to date.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda. **Estimated amount:** R$182,493

Lawsuit claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising therefrom.

Current status: action awaiting judgment by lower court.

Plaintiffs: franchises of the Agency/Copel store **Estimated amount:** R$47,594

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of the Agency/Copel store, with the main petition claiming an extension of the term of the contract and a secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, with related appeals currently awaiting trial.

Current status: awaiting judgment.

Plaintiff: Copel Distribuição **Estimated amount:** R$81,536

The Department of Roads and Roadworks - DER issued a tax assessment notice to Copel Distribuição, as a consequence, the Company filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. The Company lodged an appeal with the Paraná state court, which is pending judgement.

e) Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR **Estimated amount:** R$729,609

ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs), including Copel DIS, to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31 Equity

31.1 Capital

Paid-in capital amounts to R$10,800,000 (R$7,910,000 as at December 31, 2018). The capital increase of R$2,890,000 was approved at the Extraordinary General Meeting held on April 29, 2019. Shareholding interests (comprising no par value shares) and main shareholders are shown below:

								Number of shares in units
Shareholders	Common		Class "A" Preferred		Class "B" preferred		Total	
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:								
B3	19,722,827	13.60	76,783	23.43	70,407,956	54.89	90,207,566	32.98
NYSE	113,345	0.08	-	-	30,358,343	23.66	30,471,688	11.14
Latibex	-	-	-	-	198,451	0.15	198,451	0.07
City Halls	178,393	0.12	9,326	2.85	3,471	-	191,190	0.07
Other shareholders	158,368	0.10	241,503	73.72	46,456	0.04	446,327	0.15
	145,031,080	**100.00**	**327,612**	**100.00**	**128,296,683**	**100.00**	**273,655,375**	**100.00**

31.2 Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2019	**785,610**	**785,610**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(49,721)
Taxes on adjustments	-	16,905
Deemed cost of fixed assets - equity in the parent company, net of taxes.	(32,816)	-
Balance as of June 30, 2019	**752,794**	**752,794**

31.3 Earnings per share - basic and diluted

Parent company	**06.30.2019**	**Restated 06.30.2018**
Basic and diluted numerator		
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:		
Common shares	428,900	353,568
Class “A” preferred shares	1,066	881
Class “B” preferred shares	417,353	344,048
	847,319	**698,497**
Basic and diluted denominator		
Weighted average of shares (in thousands):		
Common shares	145,031,080	145,031,080
Class “A” preferred shares	327,612	328,627
Class “B” preferred shares	128,296,683	128,295,668
	273,655,375	**273,655,375**
Basic and diluted earnings per share attributable to controlling shareholders		
Common shares	2.95730	2.43788
Class “A” preferred shares	3.25303	2.68167
Class “B” preferred shares	3.25303	2.68167

Parent company	**04.01.2019 to 06.30.2019**	**Restated 04.01.2018 to 06.30.2018**
Basic and diluted numerator		
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:		
Common shares	176,824	177,136
Class “A” preferred shares	440	443
Class “B” preferred shares	172,064	172,366
	349,328	**349,945**
Basic and diluted denominator		
Weighted average of shares (in thousands):		
Common shares	145,031,080	145,031,080
Class “A” preferred shares	327,612	328,627
Class “B” preferred shares	128,296,683	128,295,668
	273,655,375	**273,655,375**
Basic and diluted earnings per share attributable to controlling shareholders		
Common shares	1.21922	1.22137
Class “A” preferred shares	1.34114	1.34351
Class “B” preferred shares	1.34114	1.34351

32 Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 06.30.2019
Electricity sales to final customers	**5,235,289**	**(482,692)**	**(1,200,604)**	**(391,207)**	**-**	**3,160,786**
Residential	1,709,667	(158,211)	(477,661)	(143,139)	-	930,656
Industrial	1,445,559	(131,993)	(235,647)	(73,107)	-	1,004,812
Trade, services and other activities	1,134,520	(104,988)	(332,717)	(94,850)	-	601,965
Rural	492,113	(45,540)	(33,922)	(42,097)	-	370,554
Public entities	136,159	(12,600)	(27,558)	(11,490)	-	84,511
Public lighting	130,039	(12,034)	(37,291)	(10,879)	-	69,835
Public service	187,232	(17,326)	(55,808)	(15,645)	-	98,453
Electricity sales to distributors	**1,511,806**	**(167,402)**	**-**	**(25,372)**	**-**	**1,319,032**
Bilateral contracts	890,079	(108,445)	-	(15,728)	-	765,906
Electric Energy Trade Chamber - CCEE	166,177	(6,366)	-	(2,936)	-	156,875
CCEAR (auction)	379,618	(46,252)	-	(6,708)	-	326,658
Interest (Note 10.3)	46,105	-	-	-	-	46,105
Quota system	29,827	(6,339)	-	-	-	23,488
Use of the main distribution and transmission grid	**3,905,799**	**(366,501)**	**(950,833)**	**(633,352)**	**-**	**1,955,113**
Residential	1,242,096	(118,252)	(355,310)	(214,464)	-	554,070
Industrial	678,045	(57,810)	(255,434)	(103,967)	-	260,834
Trade, services and other activities	760,491	(71,388)	(251,482)	(129,072)	-	308,549
Rural	220,365	(20,934)	(17,008)	(38,461)	-	143,962
Public entities	101,256	(9,640)	(20,032)	(17,579)	-	54,005
Public lighting	97,726	(9,304)	(28,319)	(16,870)	-	43,233
Public service	79,242	(7,544)	(23,248)	(13,676)	-	34,774
Free consumers	486,120	(46,280)	-	(85,435)	-	354,405
Basic network, BN connections, and connection grid	607	(58)	-	(107)	-	442
Operating and maintenance income - O&M	32,089	(10,014)	-	(5,377)	-	16,698
Interest income	207,762	(15,277)	-	(8,344)	-	184,141
Construction income	**543,140**	**-**	**-**	**-**	**-**	**543,140**
Fair value of assets from the indemnity for the concession	**20,987**	**-**	**-**	**-**	**-**	**20,987**
Telecommunications	**273,971**	**(10,588)**	**(68,124)**	**-**	**(270)**	**194,989**
Distribution of piped gas	**486,998**	**(45,794)**	**(83,301)**	**-**	**-**	**357,903**
Sectorial financial assets and liabilities result	**(90,610)**	**4,421**	**-**	**-**	**-**	**(86,189)**
Other operating revenue	**112,601**	**(15,005)**	**-**	**-**	**(1,636)**	**95,960**
Leasing and rent (32.1)	69,259	(9,230)	-	-	-	60,029
Income from rendering of services	28,096	(3,744)	-	-	(1,636)	22,716
Charged service	8,242	(1,098)	-	-	-	7,144
Other income	7,004	(933)	-	-	-	6,071
	11,999,981	**(1,083,561)**	**(2,302,862)**	**(1,049,931)**	**(1,906)**	**7,561,721**

CCEAR - Agreements for Power Trade on the Regulated Market

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 04.01.2019 to 06.30.2019
Electricity sales to final customers	**2,526,777**	**(232,857)**	**(580,923)**	**(183,236)**	**-**	**1,529,761**
Residential	806,624	(74,645)	(225,406)	(66,107)	-	440,466
Industrial	739,477	(67,461)	(122,673)	(36,393)	-	512,950
Trade, services and other activities	529,105	(48,963)	(157,088)	(43,262)	-	279,792
Rural	224,625	(20,787)	(15,477)	(18,804)	-	169,557
Public entities	68,707	(6,358)	(13,816)	(5,693)	-	42,840
Public lighting	65,453	(6,057)	(18,774)	(5,374)	-	35,248
Public service	92,786	(8,586)	(27,689)	(7,603)	-	48,908
Electricity sales to distribuitors	**756,758**	**(85,518)**	**-**	**(12,367)**	**-**	**658,873**
Bilateral contracts	479,772	(56,764)	-	(8,266)	-	414,742
Electric Energy Trade Chamber - CCEE	39,316	(1,693)	-	(629)	-	36,994
CCEAR (auction)	201,698	(23,842)	-	(3,472)	-	174,384
Interest	20,565	-	-	-	-	20,565
Quota system	15,407	(3,219)	-	-	-	12,188
Use of the main distribution and transmission grid	**1,893,446**	**(177,994)**	**(462,209)**	**(346,457)**	**-**	**906,786**
Residential	581,576	(53,756)	(166,221)	(111,816)	-	249,783
Industrial	308,082	(28,774)	(131,431)	(58,194)	-	89,683
Trade, services and other activities	389,256	(36,318)	(120,108)	(73,581)	-	159,249
Rural	103,999	(9,626)	(8,622)	(20,184)	-	65,567
Public entities	51,229	(4,755)	(10,029)	(9,756)	-	26,689
Public lighting	49,003	(4,546)	(14,206)	(9,300)	-	20,951
Public service	39,046	(3,619)	(11,592)	(7,431)	-	16,404
Free consumers	254,591	(23,672)	-	(48,703)	-	182,216
Basic network, BN connections, and connection grid	292	(27)	-	(57)	-	208
Operating and maintenance income - O&M	16,188	(5,282)	-	(2,998)	-	7,908
Interest income	100,184	(7,619)	-	(4,437)	-	88,128
Construction income	**253,489**	**-**	**-**	**-**	**-**	**253,489**
Fair value of assets from the indemnity for the concession	**7,363**	**-**	**-**	**-**	**-**	**7,363**
Telecommunications	**130,907**	**(5,038)**	**(34,096)**	**-**	**(131)**	**91,642**
Distribution of piped gas	**262,626**	**(24,794)**	**(45,341)**	**-**	**-**	**192,491**
Sectorial financial assets and liabilities result	**(19,802)**	**1,120**	**-**	**-**	**-**	**(18,682)**
Other operating revenue	**51,605**	**(7,020)**	**-**	**-**	**(593)**	**43,992**
Leasing and rent (32.1)	35,015	(4,747)	-	-	-	30,268
Income from rendering of services	8,983	(1,242)	-	-	(593)	7,148
Charged service	4,318	(584)	-	-	-	3,734
Other income	3,289	(447)	-	-	-	2,842
	5,863,169	**(532,101)**	**(1,122,569)**	**(542,060)**	**(724)**	**3,665,715**

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 06.30.2018
Electricity sales to final customers	**4,583,536**	**(422,808)**	**(1,033,816)**	**(507,803)**	**-**	**2,619,109**
Residential	1,464,208	(135,495)	(399,039)	(181,078)	-	748,596
Industrial	1,314,607	(120,308)	(213,195)	(102,794)	-	878,310
Trade, services and other activities	980,883	(90,769)	(283,744)	(121,133)	-	485,237
Rural	429,618	(39,756)	(34,201)	(54,005)	-	301,656
Public entities	114,660	(10,610)	(22,725)	(14,270)	-	67,055
Public lighting	116,664	(10,796)	(33,757)	(14,407)	-	57,704
Public service	162,896	(15,074)	(47,155)	(20,116)	-	80,551
Electricity sales to distributors	**1,366,322**	**(137,909)**	**-**	**(28,924)**	**-**	**1,199,489**
Bilateral contracts	860,877	(105,613)	-	(19,301)	-	735,963
Electric Energy Trade Chamber - CCEE	295,039	(9,764)	-	(6,614)	-	278,661
CCEAR (auction)	134,211	(16,465)	-	(3,009)	-	114,737
Interest (Note 10.3)	47,853	-	-	-	-	47,853
Quota system	28,342	(6,067)	-	-	-	22,275
Use of the main distribution and transmission grid	**3,202,044**	**(310,358)**	**(765,992)**	**(477,181)**	**-**	**1,648,513**
Residential	1,046,815	(99,185)	(295,324)	(164,995)	-	487,311
Industrial	558,465	(48,434)	(195,357)	(80,042)	-	234,632
Trade, services and other activities	641,986	(60,163)	(202,382)	(99,843)	-	279,598
Rural	181,079	(17,128)	(13,830)	(28,876)	-	121,245
Public entities	85,023	(8,056)	(16,356)	(13,479)	-	47,132
Public lighting	83,244	(7,887)	(24,131)	(13,114)	-	38,112
Public service	65,461	(6,202)	(18,612)	(10,316)	-	30,331
Free consumers	348,228	(32,994)	-	(55,902)	-	259,332
Basic network, BN connections, and connection grid	695	(66)	-	(111)	-	518
Operating and maintenance income - O&M	39,055	(16,472)	-	(5,721)	-	16,862
Interest income	151,993	(13,771)	-	(4,782)	-	133,440
Construction income	**461,856**	**-**	**-**	**-**	**-**	**461,856**
Fair value of assets from the indemnity for the concession	**22,859**	**-**	**-**	**-**	**-**	**22,859**
Telecommunications	**246,222**	**(9,221)**	**(59,534)**	**-**	**(1,360)**	**176,107**
Distribution of piped gas	**313,232**	**(28,695)**	**(52,619)**	**-**	**-**	**231,918**
Sectorial financial assets and liabilities result	**566,122**	**(46,757)**	**-**	**-**	**-**	**519,365**
Other operating revenue	**90,752**	**(14,243)**	**-**	**-**	**(1,214)**	**75,295**
Leasing and rent (32.1)	58,806	(9,229)	-	-	-	49,577
Income from rendering of services	15,343	(2,408)	-	-	(1,214)	11,721
Charged service	9,211	(1,446)	-	-	-	7,765
Other income	7,392	(1,160)	-	-	-	6,232
	10,852,945	**(969,991)**	**(1,911,961)**	**(1,013,908)**	**(2,574)**	**6,954,511**

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges (32.2)	Service tax (ISSQN)	Net revenues 04.01.2018 to 06.30.2018
Electricity sales to final customers	**2,339,925**	**(215,829)**	**(512,997)**	**(310,848)**	**-**	**1,300,251**
Residential	743,076	(68,763)	(196,633)	(110,580)	-	367,100
Industrial	690,485	(63,195)	(108,495)	(64,561)	-	454,234
Trade, services and other activities	488,788	(45,231)	(138,293)	(73,101)	-	232,163
Rural	209,563	(19,392)	(16,441)	(32,035)	-	141,695
Public entities	62,437	(5,777)	(11,900)	(9,125)	-	35,635
Public lighting	62,178	(5,754)	(17,937)	(9,086)	-	29,401
Public service	83,398	(7,717)	(23,298)	(12,360)	-	40,023
Electricity sales to distribuitors	**669,654**	**(72,481)**	**-**	**(15,252)**	**-**	**581,921**
Bilateral contracts	468,629	(59,272)	-	(11,204)	-	398,153
Electric Energy Trade Chamber - CCEE	111,308	(3,867)	-	(2,822)	-	104,619
CCEAR (auction)	47,815	(6,258)	-	(1,226)	-	40,331
Interest	27,229	-	-	-	-	27,229
Quota system	14,673	(3,084)	-	-	-	11,589
Use of the main distribution and transmission grid	**1,602,537**	**(153,827)**	**(376,674)**	**(188,932)**	**-**	**883,104**
Residential	519,035	(47,888)	(144,135)	(61,679)	-	265,333
Industrial	260,041	(24,702)	(98,222)	(32,541)	-	104,576
Trade, services and other activities	338,366	(31,439)	(98,187)	(42,203)	-	166,537
Rural	82,647	(7,597)	(6,491)	(9,454)	-	59,105
Public entities	45,187	(4,184)	(8,523)	(5,642)	-	26,838
Public lighting	41,626	(3,842)	(12,057)	(4,969)	-	20,758
Public service	32,512	(3,000)	(9,059)	(3,867)	-	16,586
Free consumers	176,380	(16,291)	-	(21,725)	-	138,364
Basic network, BN connections, and connection grid	347	(32)	-	(41)	-	274
Operating and maintenance income - O&M	18,861	(7,307)	-	(3,522)	-	8,032
Interest income	87,535	(7,545)	-	(3,289)	-	76,701
Construction income	**263,258**	**-**	**-**	**-**	**-**	**263,258**
Fair value of assets from the indemnity for the concession	**13,291**	**-**	**-**	**-**	**-**	**13,291**
Telecommunications	**125,693**	**(4,703)**	**(30,742)**	**-**	**(705)**	**89,543**
Distribution of piped gas	**159,268**	**(14,221)**	**(26,300)**	**-**	**-**	**118,747**
Sectorial financial assets and liabilities result	**344,177**	**(28,281)**	**-**	**-**	**-**	**315,896**
Other operating revenue	**47,308**	**(6,868)**	**-**	**-**	**(621)**	**39,819**
Leasing and rent (32.1)	29,602	(4,271)	-	-	-	25,331
Income from rendering of services	7,805	(1,128)	-	-	(621)	6,056
Charged service	4,514	(649)	-	-	-	3,865
Other income	5,387	(820)	-	-	-	4,567
	5,565,111	**(496,210)**	**(946,713)**	**(515,032)**	**(1,326)**	**3,605,830**

32.1 Leases and rentals

32.1.1 Revenues from leases and rentals

Consolidated	06.30.2019	06.30.2018
Equipment and framework	68,651	58,167
Facilities sharing	520	498
Real estate	88	141
	69,259	**58,806**

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Equipment and framework	34,710	29,280
Facilities sharing	260	249
Real estate	45	73
	35,015	**29,602**

32.1.2 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 06.30.2019
Facilities sharing	1,142	5,710	16,240	23,092

32.2 Regulatory charges

Consolidated	06.30.2019	06.30.2018
Energy Development Account - "CDE" - Power distribution service concession (32.2.1)	937,393	834,138
Other charges - rate flags	16,021	83,435
Research and development and energy efficiency - R&D and EEP	60,262	59,735
Global Reversion Reserve - RGR quota	24,665	26,443
Energy Development Account - "CDE" - Power transmission concession	6,353	5,184
Inspection fee	5,237	4,973
	1,049,931	**1,013,908**

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Energy Development Account - "CDE Energia"	(452,328)	(446,483)
Energy Development Account - "CDE Uso"	937,224	831,079
Other charges - rate flags	(15,454)	54,249
Research and development and energy efficiency - R&D and EEP	47,929	48,401
Global Reversion Reserve - RGR quota	22,041	25,280
Inspection fee	2,648	2,506
	542,060	**515,032**

32.2.1 Energy Development Account - CDE

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with end consumers, in tariffs.

The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law, and for the annual quota of "CDE ENERGIA", composed of CONTA - ACR and CDE ENERGIA. In accordance with Resolution 2,510/2018, payment of the CDE ENERGIA quota has no longer been required since March 2019.

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance at June 30, 2019 is as follows:

Resolutions	Period	06.30.2019
CDE USO		
Resolution No. 2,510/2018	January to June	603,676
(-) Preliminary injunctions	January to June	(2,285)
		601,391
CONTA ACR		
Resolution No. 2,231/2017	January to March	148,087
Resolution No. 2,521/2019	April to June	148,087
		296,174
CDE ENERGIA		
Resolution No. 2,510/2018	January to March	41,431
(-) Preliminary injunctions	January to March	(1,603)
		39,828
		937,393

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other consumers, which challenge at court the tariff components of CDE-Use and CDE-Electricity, ANEEL, ratified the tariff calculation, deducting these charges to these consumers, as long as the preliminary injunctions granted in Judicial Proceedings are not overthrown.

32.3 Copel DIS annual tariff adjustment

The annual tariff adjustment, which occurs between the tariff reviews, is approved by ANEEL based on the formula defined in the concession agreement and in the regulations established in PRORET, which consider for non-managed costs (Portion A) the variations incurred in the period and for managed costs (Portion B), the adjustment by reference to IPCA variation, adjusted by applying the X Factor.

ANEEL's Resolution 2,559 of June 18, 2019 approved the result of Copel DIS Annual Tariff Review and authorized a 3.41% (15.99% in 2018) average rate increase to consumers, consisting of: 10.54% related to the inclusion of financial components; 1.12% from updating Portion B; -3.08% from adjusting Portion A; and - 5.17% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as from June 24, 2019.

33 Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	06.30.2019
Electricity purchased for resale (33.1)	(2,652,660)	-	-	-	(2,652,660)
Charge of the main distribution and transmission grid	(624,243)	-	-	-	(624,243)
Personnel and management (33.2)	(414,711)	(7,064)	(155,509)	-	(577,284)
Pension and healthcare plans (Note 24.3)	(84,672)	(1,000)	(32,568)	-	(118,240)
Materials and supplies	(33,837)	(96)	(4,324)	-	(38,257)
Materials and supplies for power electricity	(1,545)	-	-	-	(1,545)
Natural gas and supplies for gas business	(286,273)	-	-	-	(286,273)
Third-party services (33.3)	(205,264)	(12,864)	(69,974)	-	(288,102)
Depreciation and amortization	(452,538)	(4)	(23,805)	(7,040)	(483,387)
Credit losses, provisions and reversals (33.4)	(19,344)	(76,581)	-	(107,143)	(203,068)
Construction cost (33.5)	(519,069)	-	-	-	(519,069)
Other operating costs and expenses, net (33.6)	(102,601)	(10,554)	(58,737)	(49,626)	(221,518)
	(5,396,757)	**(108,163)**	**(344,917)**	**(163,809)**	**(6,013,646)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	04.01.2019 to 06.30.2019
Electricity purchased for resale (33.1)	(1,242,934)	-	-	-	(1,242,934)
Charge of the main distribution and transmission grid	(329,002)	-	-	-	(329,002)
Personnel and management (33.2)	(209,747)	(3,472)	(79,480)	-	(292,699)
Pension and healthcare plans (Note 24.3)	(42,063)	(487)	(16,181)	-	(58,731)
Materials and supplies	(18,099)	(13)	(2,485)	-	(20,597)
Materials and supplies for power electricity	(777)	-	-	-	(777)
Natural gas and supplies for gas business	(152,144)	-	-	-	(152,144)
Third-party services (33.3)	(107,696)	(6,280)	(34,928)	-	(148,904)
Depreciation and amortization	(244,620)	(1)	(12,476)	(3,518)	(260,615)
Credit losses, provisions and reversals (33.4)	(13,982)	(46,753)	-	(39,796)	(100,531)
Construction cost (33.5)	(252,972)	-	-	-	(252,972)
Other operating costs and expenses, net (33.6)	(51,986)	(4,477)	(26,085)	(28,173)	(110,721)
	(2,666,022)	**(61,483)**	**(171,635)**	**(71,487)**	**(2,970,627)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	06.30.2018
Electricity purchased for resale (33.1)	(2,667,881)	-	-	-	(2,667,881)
Charge of the main distribution and transmission grid	(624,279)	-	-	-	(624,279)
Personnel and management (33.2)	(499,104)	(10,634)	(178,470)	-	(688,208)
Pension and healthcare plans (Note 24.3)	(88,309)	(1,506)	(30,645)	-	(120,460)
Materials and supplies	(30,700)	(176)	(5,909)	-	(36,785)
Materials and supplies for power electricity	(18,336)	-	-	-	(18,336)
Natural gas and supplies for gas business	(159,436)	-	-	-	(159,436)
Third-party services (33.3)	(195,465)	(10,879)	(74,153)	-	(280,497)
Depreciation and amortization	(347,993)	(8)	(12,409)	(6,754)	(367,164)
Credit losses, provisions and reversals (33.4)	15,106	(43,684)	-	(187,107)	(215,685)
Construction cost (33.5)	(478,821)	-	-	-	(478,821)
Other operating costs and expenses, net (33.6)	(86,849)	(10,622)	(68,733)	39,271	(126,933)
	(5,182,067)	**(77,509)**	**(370,319)**	**(154,590)**	**(5,784,485)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	04.01.2018 to 06.30.2018
Electricity purchased for resale (33.1)	(1,477,445)	-	-	-	(1,477,445)
Charge of the main distribution and transmission grid	(309,807)	-	-	-	(309,807)
Personnel and management (33.2)	(216,452)	(4,846)	(76,600)	-	(297,898)
Pension and healthcare plans (Note 24.3)	(43,882)	(884)	(14,691)	-	(59,457)
Materials and supplies	(14,824)	(36)	(2,914)	-	(17,774)
Materials and supplies for power electricity	(9,643)	-	-	-	(9,643)
Natural gas and supplies for gas business	(82,015)	-	-	-	(82,015)
Third-party services (33.3)	(101,202)	(6,179)	(39,913)	-	(147,294)
Depreciation and amortization	(180,215)	(4)	(6,357)	(3,378)	(189,954)
Credit losses, provisions and reversals (33.4)	18,005	(16,854)	-	(100,795)	(99,644)
Construction cost (33.5)	(268,850)	-	-	-	(268,850)
Other operating costs and expenses, net (33.6)	(35,541)	(5,865)	(31,476)	34,777	(38,105)
	(2,721,871)	**(34,668)**	**(171,951)**	**(69,396)**	**(2,997,886)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	06.30.2019
Personnel and management (33.2)	(7,945)	-	(7,945)
Pension and healthcare plans (Note 24.3)	(1,148)	-	(1,148)
Materials and supplies	(194)	-	(194)
Third party services	(6,873)	-	(6,873)
Depreciation and amortization	(521)	(561)	(1,082)
Credit losses, provisions and reversals (33.4)	-	(5,727)	(5,727)
Other operating income (expenses)	(5,197)	3,176	(2,021)
	(21,878)	**(3,112)**	**(24,990)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	04.01.2019 to 06.30.2019
Personnel and management (33.2)	(4,079)	-	(4,079)
Pension and healthcare plans (Note 24.3)	(580)	-	(580)
Materials and supplies	(132)	-	(132)
Third party services	(4,040)	-	(4,040)
Depreciation and amortization	(147)	(280)	(427)
Credit losses, provisions and reversals (33.4)	-	(3,282)	(3,282)
Other operating income (expenses)	(2,688)	1,329	(1,359)
	(11,666)	**(2,233)**	**(13,899)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	06.30.2018
Personnel and management (33.2)	(11,528)	-	(11,528)
Pension and healthcare plans (Note 24.3)	(1,111)	-	(1,111)
Materials and supplies	(278)	-	(278)
Third party services	(9,068)	-	(9,068)
Depreciation and amortization	(48)	(561)	(609)
Credit losses, provisions and reversals (33.4)	-	(3,005)	(3,005)
Other operating income (expenses) (a)	(17,346)	25,499	8,153
	(39,379)	**21,933**	**(17,446)**

(a) From the balance of R$25,499 in the column of Other operacional income (expenses), net, R$25,129 refers to recognition of tax credit, according to note 34.1.

Parent company	General and administrative expenses	Other operacional income (expenses), net	04.01.2018 to 06.30.2018
Personnel and management (33.2)	(3,353)	-	(3,353)
Pension and healthcare plans (Note 24.3)	(542)	-	(542)
Materials and supplies	(159)	-	(159)
Third party services	(5,414)	-	(5,414)
Depreciation and amortization	(24)	(281)	(305)
Credit losses, provisions and reversals (33.4)	-	(21,347)	(21,347)
Other operating income (expenses)	(5,610)	(973)	(6,583)
	(15,102)	**(22,601)**	**(37,703)**

33.1 Electricity purchased for resale

Consolidated	06.30.2019	06.30.2018
Purchase of Energy in the Regulated Environment - CCEAR	1,370,213	1,207,642
Electric Energy Trade Chamber - CCEE	429,875	644,087
Itaipu Binacional	642,926	596,512
Bilateral contracts	335,739	339,082
Program for incentive to alternative energy sources - Proinfa	133,219	113,768
Micro and mini generators and repurchase of customers	13,836	2,898
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(273,148)	(236,108)
	2,652,660	**2,667,881**

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Purchase of Energy in the Regulated Environment - CCEAR	639,352	579,268
Electric Energy Trade Chamber - CCEE	166,611	453,378
Itaipu Binacional	333,672	325,065
Bilateral contracts	163,404	182,277
Program for incentive to alternative energy sources - Proinfa	66,330	56,826
Micro and mini generators and repurchase of customers	7,932	1,470
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(134,367)	(120,839)
	1,242,934	**1,477,445**

33.2 Personnel and management

	Parent company		Consolidated	
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Personnel				
Salaries and management fees	2,484	2,743	333,949	357,744
Social charges on payroll	866	964	120,111	128,063
Meal and education allowance	572	540	56,416	55,503
Provisions for profit sharing (a)	523	389	56,152	42,785
Voluntary retirement program	-	4,399	-	90,985
	4,445	**9,035**	**566,628**	**675,080**
Management				
Salaries and management fees	2,731	1,905	7,813	10,250
Social charges on payroll	727	541	2,728	2,756
Other expenses	42	47	115	122
	3,500	**2,493**	**10,656**	**13,128**
	7,945	**11,528**	**577,284**	**688,208**

(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

	Parent company		Consolidated	
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Personnel				
Wages and salaries	1,271	1,426	170,416	181,605
Social charges on payroll	443	483	61,007	64,700
Meal assistance and education allowance	275	271	28,278	27,594
Provisons for profit sharing	247	167	28,010	18,369
Compensation - Voluntary termination Program/retirement	-	(19)	-	(167)
	2,236	**2,328**	**287,711**	**292,101**
Management				
Wages and salaries	1,496	744	3,948	4,432
Social charges on payroll	327	264	986	1,312
Other expenses	20	17	54	53
	1,843	**1,025**	**4,988**	**5,797**
	4,079	**3,353**	**292,699**	**297,898**

33.3 Third party services

Consolidated	06.30.2019	06.30.2018
Maintenance of electrical system	79,451	72,562
Communication, processing and transmission of data	59,588	55,767
Maintenance of facilities	52,124	43,514
Meter reading and bill delivery	22,357	20,960
Consumer service	24,842	16,688
Consulting and audit	9,903	18,075
Other services	39,837	52,931
	288,102	**280,497**

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Maintenance of electrical system	41,769	38,123
Communication, processing and transmission of data	26,428	30,691
Maintenance of facilities	27,423	21,490
Meter reading and bill delivery	11,189	9,254
Consumer service	16,731	8,768
Consulting and audit	6,421	6,291
Other services	18,943	32,677
	148,904	**147,294**

33.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Provision for litigations	5,727	3,005	108,431	179,485
Impairment of assets				
Power generation concession contract (Note 10.5)	-	-	(1,475)	(3,089)
Property, plant and equipment (Note 18.7)	-	-	20,819	(12,017)
Expected credit losses (Trade accounts and Other receivables)	-	-	76,581	43,684
Tax credits estimated losses	-	-	(1,288)	7,622
Provision for negative equity in investees	-	-	-	-
	5,727	**3,005**	**203,068**	**215,685**

	Parent company		Consolidated	
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Provision for litigations	3,282	21,349	40,181	97,022
Reversal of impairment of assets				
Accounts receivable related to the concession compensation (Note 11.1)	-	-	(609)	(948)
Property, plant and equipment (Note 19.9)	-	-	14,591	(17,057)
Expected credit losses (Trade accounts and Other current receivables)	-	-	46,753	16,854
Tax credits estimated losses	-	-	(385)	3,775
Provision for negative equity in investees	-	(2)	-	(2)
	3,282	**21,347**	**100,531**	**99,644**

33.5 Construction costs

Consolidated	30.06.2019	30.06.2018
Materials and supplies	270,044	218,145
Third party services	149,979	195,355
Personnel	56,618	59,499
Others	42,428	5,822
	519,069	**478,821**

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Materials and supplies	115,417	133,800
Third party services	73,812	104,420
Personnel	25,683	27,492
Others	38,060	3,138
	252,972	**268,850**

33.6 Other operating costs and expenses, net

Consolidated	06.30.2019	06.30.2018
Financial offset for the use of water resources	56,314	54,762
Losses in the decommissioning and disposal of assets	53,296	38,435
Taxes	40,599	47,338
Compensation	39,452	17,202
Advertising and publicity	7,305	14,606
Leasing and rent	4,712	18,769
Other net income, costs and expenses (a)	19,840	(64,179)
	221,518	**126,933**

(a) The balance of 2018 includes the revenue of R$ 72,068 related to the reimbursement with suppliers of assets of windfarms of the Brisa Complex.

Consolidated	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Financial offset for the use of water resources	29,002	21,757
Losses in the decommissioning and disposal of assets	23,449	23,708
Taxes	16,798	24,711
Compensation	19,124	7,062
Advertising and publicity	3,956	8,796
Leasing and rent	1,040	9,552
Other net income, costs and expenses	17,352	(57,481)
	110,721	**38,105**

34 Financial Results

	Parent company		Consolidated	
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Financial income				
Arrears charges on bills	-	-	113,920	100,433
Interest and monetary variation of CRC transfer (Note 8.1)	104,857	125,991	104,857	125,991
Return on financial investments	9,679	10,666	67,237	52,488
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	29,289	17,066
Monetary variation over the Itaipu power purchase	-	-	17,001	4,295
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	1,004	-
Recognition of tax credit (34.1)	-	55,096	-	55,096
Other financial income	3,248	7,969	54,643	105,009
	117,784	**199,722**	**387,951**	**460,378**
(-) Financial expenses				
Monetary and exchange variation and debt charges	82,647	95,956	475,042	435,817
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	54,711	55,120
Interest on R&D and EEP (Note 26.2)	-	-	12,617	12,201
Monetary variation over the Itaipu power purchase	-	-	9,331	25,487
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	2,968	20,799
Other financial expenses	3,172	(1,900)	59,238	85,532
	85,819	**94,056**	**613,907**	**634,956**
Net	**31,965**	**105,666**	**(225,956)**	**(174,578)**

	Parent company		Consolidated	
	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018	04.01.2019 to 06.30.2019	04.01.2018 to 06.30.2018
Financial income				
Arrears charges on bills	-	-	51,903	46,158
Interest and monetary variation of CRC transfer (Note 8.1)	48,105	82,586	48,105	82,586
Return on financial investments	3,884	4,535	34,886	28,068
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	15,964	8,119
Monetary variation over the Itaipu power purchase	-	-	4,112	733
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	636	-
Other financial income	3,210	4,210	25,701	89,319
	55,199	**91,331**	**181,307**	**254,983**
(-) Financial expenses				
Monetary and exchange variation and debt charges	40,073	47,041	232,300	222,852
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession (Note 27.1)	-	-	27,955	33,595
Interest on R&D and EEP (Note 26.2)	-	-	6,638	6,094
Monetary variation over the Itaipu power purchase	-	-	3,477	23,423
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	1,507	10,036
Other financial expenses	1,844	10	37,173	63,894
	41,917	**47,051**	**309,050**	**359,894**
Net	**13,282**	**44,280**	**(127,743)**	**(104,911)**

34.1 Recognition of tax credit

On February 14, 2018, the Federal Revenue of Brazil recognized tax credit for the restated amount of R$80,226 in favor of the Company, regarding the disputed tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$55,096 were recorded in financial income and R$25,129 in other operating income.

35 Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

35.1 Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

In the first half of 2019, all sales have been to customers within the Brazilian territory, in addition, all non-current assets are also located in the national territory.

The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenues in the first half of 2019.

The Company evaluates the performance of each segment based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

35.2 The Company's reportable segments

The reportable segments of the Company, in accordance with CPC 22/IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects **(GER)** and the transmission and transformation of the power generated by the Company, and the construction, operation and maintenance of all power transmission substations and lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure and related services;

Telecommunications (TEL) - this segment comprises telecommunications and general communication services;

GAS - this segment comprises the public service of piped natural gas distribution;

Power sale (COM) - this segment comprises the sale of electric energy and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

35.3 Assets by reportable segment

ASSETS	Electric Energy		TEL	GAS	COM	HOL	Intersegment operations	Consolidated
06.30.2019	GET	DIS						
TOTAL ASSETS	**19,032,569**	**12,295,329**	**1,472,777**	**694,158**	**284,447**	**2,760,463**	**(321,039)**	**36,218,704**
CURRENT ASSETS	**1,922,332**	**3,854,255**	**282,507**	**210,699**	**201,940**	**652,048**	**(511,408)**	**6,612,373**
NON-CURRENT ASSETS	**17,110,237**	**8,441,074**	**1,190,270**	**483,459**	**82,507**	**2,108,415**	**190,369**	**29,606,331**
Long term assets	4,960,288	2,835,559	86,549	467,474	81,824	1,914,507	(190,329)	10,155,872
Investments	2,222,888	1,825	-	-	478	150,604	-	2,375,795
Property, plant and equipment	9,656,600	-	1,078,156	-	60	40,172	-	10,774,988
Intangible assets	242,201	5,548,016	17,104	-	138	1,750	380,698	6,189,907
Right-of-use asset	28,260	55,674	8,461	15,985	7	1,382	-	109,769

ASSETS 12.31.2018	Electric Energy GET	 DIS	TEL	GAS	COM	HOL	Intersegment operations	Consolidated
TOTAL ASSETS	**18,573,953**	**12,331,603**	**1,264,748**	**675,286**	**227,287**	**3,359,407**	**(502,184)**	**35,930,100**
CURRENT ASSETS	**1,722,519**	**3,971,915**	**88,239**	**204,725**	**181,077**	**1,214,523**	**(705,152)**	**6,677,846**
NON-CURRENT ASSETS	**16,851,434**	**8,359,688**	**1,176,509**	**470,561**	**46,210**	**2,144,884**	**202,968**	**29,252,254**
Long term assets	4,660,867	2,968,282	88,798	466,942	43,564	1,950,280	(164,473)	10,014,260
Investments	2,212,271	1,343	-	-	2,442	152,178	-	2,368,234
Property, plant and equipment	9,728,872	-	1,071,489	-	51	40,251	-	10,840,663
Intangible assets	249,424	5,390,063	16,222	3,619	153	2,175	367,441	6,029,097

35.4 Statement of income by reportable segment

STATEMENT OF INCOME 06.30.2019	Electric Energy GET GER	 TRA	 DIS	TEL	GAS	COM	HOL	Intersegment operations	Consolidated
NET OPERATING REVENUES	**1,649,367**	**415,208**	**4,891,456**	**216,862**	**371,007**	**736,961**	**-**	**(719,140)**	**7,561,721**
Net operating revenues - third-parties	1,080,489	315,675	4,868,578	195,715	371,007	730,257	-	-	7,561,721
Net operating revenues - between segments	568,878	99,533	22,878	21,147	-	6,704	-	(719,140)	-
OPERATING COSTS AND EXPENSES	**(804,004)**	**(216,124)**	**(4,443,915)**	**(191,977)**	**(336,121)**	**(713,327)**	**(27,318)**	**719,140**	**(6,013,646)**
Energy purchased for resale	(43,849)	-	(2,462,649)	-	-	(722,126)	-	575,964	(2,652,660)
Charges for use of the main transmission grid	(219,856)	-	(511,920)	-	-	-	-	107,533	(624,243)
Personnel and management	(95,890)	(58,895)	(358,034)	(33,045)	(17,659)	(5,362)	(8,399)	-	(577,284)
Pension and healthcare plans	(18,775)	(12,158)	(77,691)	(5,649)	(2,101)	(686)	(1,180)	-	(118,240)
Materials and supplies	(5,170)	(1,974)	(28,929)	(1,045)	(935)	(8)	(196)	-	(38,257)
Raw materials and supplies for generation	(1,545)	-	-	-	-	-	-	-	(1,545)
Natural gas and supplies for gas business	-	-	-	-	(286,273)	-	-	-	(286,273)
Third party services	(59,525)	(15,900)	(174,124)	(47,642)	(6,260)	(733)	(7,785)	23,867	(288,102)
Depreciation and amortization	(244,009)	(6,358)	(169,314)	(44,212)	(18,235)	(21)	(1,238)	-	(483,387)
Provision (reversal) for litigations	(7,681)	(4,176)	(87,982)	(2,332)	(344)	11	(5,927)	-	(108,431)
Impairment of assets	(19,282)	-	-	-	-	-	(62)	-	(19,344)
Other estimated losses, provisions and reversals	22,725	(23,995)	(69,076)	(4,028)	(919)	-	-	-	(75,293)
Construction cost	-	(81,872)	(431,664)	-	(5,533)	-	-	-	(519,069)
Other operating costs and expenses, net	(111,147)	(10,796)	(72,532)	(54,024)	2,138	15,598	(2,531)	11,776	(221,518)
EQUITY IN EARNINGS OF INVESTEES	**8,786**	**(628)**	**-**	**-**	**-**	**(48)**	**(415)**	**-**	**7,695**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**854,149**	**198,456**	**447,541**	**24,885**	**34,886**	**23,586**	**(27,733)**	**-**	**1,555,770**
Financial income	40,839	12,347	189,972	6,841	6,999	10,780	120,374	(201)	387,951
Financial expenses	(256,808)	(76,433)	(131,887)	(25,342)	(9,235)	(85)	(114,318)	201	(613,907)
OPERATING PROFIT (LOSS)	**638,180**	**134,370**	**505,626**	**6,384**	**32,650**	**34,281**	**(21,677)**	**-**	**1,329,814**
Income tax and social contribution	(228,816)	(42,127)	(174,294)	(2,089)	(14,703)	(11,619)	(3,263)	-	(476,911)
NET INCOME (LOSS)	**409,364**	**92,243**	**331,332**	**4,295**	**17,947**	**22,662**	**(24,940)**	**-**	**852,903**

STATEMENT OF INCOME Restated 06.30.2018	Electric Energy GET GER	 TRA	 DIS	TEL	GAS	COM	HOL	Intersegment operations	Consolidated
NET OPERATING REVENUES	1,472,090	430,738	4,684,615	212,018	245,488	528,721	-	(619,159)	6,954,511
Net operating revenues - third-parties	1,052,681	287,980	4,665,345	174,296	245,488	528,721	-	-	6,954,511
Net operating revenues - between segments	419,409	142,758	19,270	37,722	-	-	-	(619,159)	-
OPERATING COSTS AND EXPENSES	(693,218)	(295,993)	(4,469,866)	(165,536)	(213,750)	(544,888)	(20,393)	619,159	(5,784,485)
Energy purchased for resale	(93,550)	-	(2,458,394)	-	-	(535,415)	-	419,478	(2,667,881)
Charges for use of the main transmission grid	(187,292)	-	(588,465)	-	-	-	-	151,478	(624,279)
Personnel and management	(115,242)	(69,524)	(413,050)	(52,909)	(18,030)	(6,814)	(12,639)	-	(688,208)
Pension and healthcare plans	(18,734)	(11,698)	(78,894)	(7,552)	(1,758)	(677)	(1,147)	-	(120,460)
Materials and supplies	(5,398)	(2,266)	(27,437)	(821)	(556)	(20)	(287)	-	(36,785)
Raw materials and supplies for generation	(18,336)	-	-	-	-	-	-	-	(18,336)
Natural gas and supplies for gas business	-	-	-	-	(159,436)	-	-	-	(159,436)
Third party services	(65,252)	(14,759)	(177,547)	(42,318)	(9,871)	(889)	(9,640)	39,779	(280,497)
Depreciation and amortization	(179,053)	(3,489)	(147,936)	(24,233)	(11,808)	(5)	(640)	-	(367,164)
Provision (reversal) for litigations	(23,816)	(15,280)	(128,723)	(8,666)	(13)	43	(3,030)	-	(179,485)
Impairment of assets	15,378	-	-	-	-	-	(272)	-	15,106
Other estimated losses, provisions and reversals	19,216	(21,083)	(42,055)	(4,493)	(2,891)	-	-	-	(51,306)
Construction cost	-	(149,416)	(323,437)	-	(5,968)	-	-	-	(478,821)
Other operating costs and expenses, net	(21,139)	(8,478)	(83,928)	(24,544)	(3,419)	(1,111)	7,262	8,424	(126,933)
EQUITY IN EARNINGS OF INVESTEES	4,900	77,791	-	-	-	(3)	208	-	82,896
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	783,772	212,536	214,749	46,482	31,738	(16,170)	(20,185)	-	1,252,922
Financial income	83,169	7,202	151,667	8,503	19,429	3,639	201,461	(14,692)	460,378
Financial expenses	(281,944)	(58,614)	(173,619)	(21,534)	(19,504)	(76)	(94,357)	14,692	(634,956)
OPERATING PROFIT (LOSS)	584,997	161,124	192,797	33,451	31,663	(12,607)	86,919	-	1,078,344
Income tax and social contribution	(227,957)	(28,013)	(68,150)	(10,863)	(6,172)	4,333	(30,327)	-	(367,149)
NET INCOME (LOSS)	357,040	133,111	124,647	22,588	25,491	(8,274)	56,592	-	711,195

35.5 Additions to non-current assets by reportable segment

06.30.2019	Electric Energy GET	 DIS	TEL	GAS	COM	HOL	Consolidated
Contract assets	-	458,916	-	7,314	-	-	466,230
Property, plant and equipment	157,047	-	95,869	-	14	79	253,009
Intangible assets	2,637	-	115	-	1	21	2,774
Right-of-use asset	35,106	64,225	10,298	16,933	7	420	126,989
IFRS 16 Initial adoption (Note 28.1)	32,919	60,494	9,868	14,356	-	385	118,022
Additions for the period	2,187	3,731	430	2,577	7	35	8,967

36 Financial Instruments

36.1 Categories and determination of fair value of financial instruments

Consolidated			06.30.2019		12.31.2018	
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	1,906,712	1,906,712	1,948,409	1,948,409
Bonds and securities (b)	6	1	755	755	696	696
Bonds and securities (b)	6	2	251,485	251,485	343,600	343,600
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,116,225	1,116,225	1,105,282	1,105,282
Accounts receivable - generation concession (d)	10.5	3	67,499	67,499	65,811	65,811
Fair value in the purchase and sale of power in the active market (e)	36.2.12	3	39,252	39,252	14,793	14,793
Other temporary investments (f)		1	13,775	13,775	11,557	11,557
Other temporary investments (f)		2	8,745	8,745	7,954	7,954
			3,404,448	**3,404,448**	**3,498,102**	**3,498,102**
Amortized cost						
Collaterals and escrow accounts (a)		1	43,723	43,723	203	203
Collateral and escrow deposits - STN (g)	22.1	2	92,305	84,185	89,555	76,524
Trade accounts receivable (a)	7	1	3,014,024	3,014,024	3,107,006	3,107,006
CRC Transferred to the Paraná State Government (h)	8	2	1,410,606	1,562,368	1,445,042	1,546,469
Sectorial financial assets (a)	9	1	603,169	603,169	678,819	678,819
Accounts receivable related to the concession - RBSE (c)	10.4	1	751,685	751,685	753,826	753,826
Accounts receivable related to the concession - bonus from the grant (i)	10.3	2	637,853	727,751	625,772	714,880
			6,553,365	**6,786,905**	**6,700,223**	**6,877,727**
Total financial assets			**9,957,813**	**10,191,353**	**10,198,325**	**10,375,829**
Financial liabilities						
Amortized cost						
Sectorial financial liabilities (a)	9	1	99,498	99,498	96,531	96,531
Ordinary financing of taxes with the federal tax authorities (g)	13.2	2	52,896	52,672	86,632	84,383
Special Tax Regularization Program - Pert (g)	13.2	2	508,888	459,025	518,442	469,304
Accounts payable to suppliers (a)	21	1	1,542,637	1,542,637	1,469,199	1,469,199
Loans and financing (g)	22	2	3,878,998	3,884,570	4,047,307	4,012,621
Debentures (i)	23	1	7,324,497	7,324,497	7,518,131	7,518,133
Accounts payable related to concession (k)	27	3	602,916	695,615	584,163	687,869
Fair value in the purchase and sale of power in the active market (e)	36.2.12	3	19,044	19,044	11,007	11,007
Total financial liabilities			**14,029,374**	**14,077,558**	**14,331,412**	**14,349,047**

Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective carrying values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

c) The criteria are disclosed in Note 4.4 to the financial statements at December 31, 2018.

d) The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements at December 31, 2018.

e) The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 36.2.12.

f) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

g) The cost of the last borrowing taken out by the Company is used as a basic assumption, 106.0% of CDI, for discount of the expected payment flows.

h) The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 2.88% p.y. plus the IPCA inflation index.

i) Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in ANEEL auction notice 12/2015 (9.04%).

j) Calculated from the Unit Price quotation (PU) for June 30, 2019, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

k) Actual net discount rate of 8.13% p.y., in line with the Company's estimated rate for long-term projects.

36.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contractual obligations.

Consolidated **Exposure to credit risk**	**06.30.2019**	**12.31.2018**
Cash and cash equivalents (a)	1,906,712	1,948,409
Bonds and securities (a)	252,240	344,296
Pledges and restricted deposits linked (a)	136,028	89,758
Trade accounts receivable (b)	3,014,024	3,107,006
CRC Transferred to the Paraná State Government (c)	1,410,606	1,445,042
Sectorial financial assets (d)	603,169	678,819
Accounts receivable - concessions (e)	1,867,910	1,859,108
Accounts receivable - concessions - Bonus from the grant (f)	637,853	625,772
Accounts receivable - generation concessions (g)	67,499	65,811
Other temporary investments (h)	22,520	19,511
	9,918,561	**10,183,532**

a) The Company's Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors of Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting defaulting consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in the agreement and applicable regulations.

c) Management believes this credit risk is low because repayments are secured by funds from dividends.

d) Management believes this risk is low because these contracts assure an unconditional right to be paid in cash by the Concession Grantor at the end of the concession period for any infrastructure investments not recovered through tariffs.

e) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

Management also considers the credit risk reduced to the balance of RBSE assets, even in light of the injunctions that temporarily reduced the RAP to be received, as described in Note 10.4.

f) Management considers the risk of this credit to be low, as the contract for the sale of energy by quota guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

g) For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the VNR, for the purposes of indemnification. Management's expectation regarding the indemnification of these assets indicates the recoverability of the balances recorded, as described in Note 10.5.

h) This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. As from 2022, 2021 indicators are repeated on an unaltered basis throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
06.30.2019							
Loans and financing	Note 22	81,970	731,172	536,096	1,920,624	1,759,073	5,028,935
Debentures	Note 23	614,631	65,432	1,292,175	6,348,401	965,609	9,286,248
Accounts payable related to concession	Rate of return + IGP-M and IPCA	5,903	11,806	55,545	326,559	1,337,842	1,737,655
Accounts payable to suppliers	-	1,151,678	131,587	165,968	88,809	4,595	1,542,637
Ordinary financing of taxes with the federal tax authorities	Selic	5,923	11,910	36,203	-	-	54,036
Special Tax Regularization Program - Pert	Selic	4,024	8,102	37,295	224,078	390,334	663,833
Sectorial financial liabilities	Selic	-	-	-	108,731	-	108,731
		1,864,129	**960,009**	**2,123,282**	**9,017,202**	**4,457,453**	**18,422,075**

(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company and its subsidiaries have borrowings agreements and debentures with covenants that if breached may have their payment accelerated.

At June 30, 2019, the Company recorded negative net working capital of R$41,533 (R$265,568 at December 31, 2018). Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt repayment extension.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its borrowings subject to currency risk.

The baseline scenario takes into account the existing balances in each account as of June 30, 2019 and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$3.75) based on the median market expectation for 2019 reported in the Central Bank's Focus report of July 19, 2019. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2019		
Foreign exchange risk	**Risk**	**06.30.2019**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Collaterals and escrow accounts - STN	USD depreciation	92,305	(1,980)	(24,561)	(47,142)
		92,305	**(1,980)**	**(24,561)**	**(47,142)**
Financial liabilities					
Loans and financing - STN	USD appreciation	(103,560)	(2,221)	23,113	48,448
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(260,701)	5,592	(58,185)	(121,963)
Acquisition of gas	USD appreciation	(83,457)	1,790	(18,627)	(39,043)
		(447,718)	**5,161**	**(53,699)**	**(112,558)**

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of June 30, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of June 30, 2019 while the 'probable' scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 5.50%, IPCA - 3.78%, IGP-DI - 6.63%, IGP-M - 6.63% and TJLP - 6.00%, estimated as market average projections for 2019 according to the Focus Report issued by the Central Bank of Brazil as of July 19, 2019, except TJLP that considers the Company's internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2019		
Interest rate risk and monetary variation	**Risk**	**06.30.2019**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/SELIC	252,240	6,844	5,157	3,444
Collaterals and escrow accounts	Low CDI/SELIC	43,723	1,186	893	597
CRC Transferred to the Paraná State Government	Low IGP-DI	1,410,606	46,011	34,646	23,190
Sectorial financial assets	Low Selic	603,169	16,365	12,315	8,237
Accounts receivable - concessions	Low IPCA	2,505,763	46,920	35,271	23,569
Accounts receivable - generation concessions	Undefined (a)	67,499	-	-	-
		4,883,000	**117,326**	**88,282**	**59,037**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(722,232)	(19,596)	(24,414)	(29,202)
BNDES	High TJLP	(2,197,179)	(64,955)	(80,905)	(96,743)
BNDES	High IPCA	(7,896)	(148)	(184)	(221)
Promissory notes	High CDI	(654,219)	(17,750)	(22,115)	(26,452)
Banco do Brasil - BNDES Transfer	High TJLP	(101,705)	(3,007)	(3,745)	(4,478)
Caixa Econômica Federal	High TJLP	(414)	(12)	(15)	(18)
Other	No risk	(91,793)	-	-	-
Debentures	High CDI/SELIC	(6,001,495)	(162,832)	(202,873)	(242,656)
Debentures	High IPCA	(1,191,629)	(22,313)	(27,827)	(33,317)
Debentures	High TJLP	(131,373)	(3,884)	(4,837)	(5,784)
Suppliers - renegotiation of gas	High IGP-M	(24,210)	(790)	(983)	(1,175)
Sectorial financial liabilities	High Selic	(99,498)	(2,700)	(3,363)	(4,023)
Ordinary financing of taxes with the federal tax authorities	High Selic	(52,896)	(1,435)	(1,788)	(2,139)
Special Tax Regularization Program - Pert	High Selic	(508,888)	(13,807)	(17,202)	(20,576)
Accounts payable related to concession	High IGP-M	(554,146)	(18,075)	(22,505)	(26,902)
Accounts payable related to concession	High IPCA	(48,770)	(913)	(1,139)	(1,364)
		(12,388,343)	**(332,217)**	**(413,895)**	**(495,050)**

(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40(R1). Based on the equity position and the notional value of the financial instruments held as of June 30, 2019, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2018-2022 Energy Operation Plan - PEN 2018.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 and Law 9,074/1995, is regulated by Law 12,783/2013. Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in said Law.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

The concession operator should request extension of concession at least 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue.

By 2023, only Governor Bento Munhoz da Rocha Netto hydroelectric power plant (1676 MW) will have its concession expired. The Company did not express an interest in extending this concession because, under Law 12,783/2013, the option for extension is conditioned to a change in the plant operation regime, which may occur within 60 months before its final term. Internal studies have shown that the extension through change of the anticipated operation regime is economically and financially disadvantageous in relation to the exploration of the plant in the present regime until its final term. The plant must be tendered by the Concession Grantor and the Company may participate in the auction, if it meets the qualification conditions.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL procedural steps to execute the Amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the law, the Company may express its intention to extend the concession of the São Jorge HPP in 2019, the Apucaraninha HPP in 2020, and the Guaricana and Chaminé HPPs in 2021. If the Company does not express an interest in the extension of the current regime, the concession of the São Jorge HPP may, at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, shall be tendered by the Concession Grantor.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7 Risk on non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the fifth Concession Agreement Amendment No. 46/1999 of Copel DIS, the concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company's economic and financial management.

The fifth amendment to the concession agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the first five years will result in the termination of the concession (clause 18, sub clause 1), observing the agreement terms, specifically the right to full defense and reconsideration.

Non-compliance with the annual global electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on ANEEL's regulation, may limit the payment of dividends or interest on capital (clause 2, sub clause 8), while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, sub clause 4) within up to 180 days from the end of each fiscal year, of the total insufficient amount to meet the Minimum Economic and Financial Sustainability Parameter provided for in clause 7.

From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration proceeding (clause 12, sub clause 14), causing the end of the concession.

The following table sets forth the minimum parameters of economic and financial sustainability defined for Copel DIS in the first five years of the renewal:

Year	Economic and Financial Management	Realized	Quality - limits [(a)]		Quality (Performed)	
			DECi [(b)]	FECi [(b)]	DECi	FECi
2016			13,61	9,24	10,80	7,14
2017	EBITDA ≥ 0 [(c)]	661.391	12,54	8,74	10,41	6,79
2018	EBITDA (-) QRR ≥ 0 [(d) (e)]	550.675	11,23	8,24	10,29	6,20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) [(d) (e)]		10,12	7,74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) [(d) (e)]		9,83	7,24	-	-

(a) According to Aneel's Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

36.2.8 Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

In the event of non-extension of the concession, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the Distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

Since 2016, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation to the contracting of 2019, the scenarios of supply and demand indicate the possibility of occurrence of overcontracting due to consumers migration to the free market. This is the main risk factor involving exposure to overcontracting, which entitles recognition of involuntary overcontracting.

36.2.10 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company's gas distribution and thermal generation business requirements. Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. Due to the non-use of all contracted natural gas in recent years, the Ministry of Mines and Energy considers the extension of the term of this contract by two years in its Ten-year Planning. In the event of non-renewal of this contract, currently centralized in Petrobras, direct consumers or state distributors must directly negotiate the fuel supply with producers, importers or suppliers of natural gas.

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian's output in 2018 was 111.94 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing Liquified Natural Gas (LNG).

There are also projects of new regasification stations in all Brazilian regions, with stations located in the South region of Brazil capable of serving the consumption of this region of the country without the need for large investments in transport infrastructure and reducing the level of capacity utilization of the Gasbol Sul line, which would increase the supply of natural gas in Paraná.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

36.2.11 Risk of non-performance of wind farms

The power generation authorization contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. At June 30, 2019, the consolidated balance of the provision recorded in liabilities referring to the non-performance is R$67,432 (R$83,525 at December 31, 2018), which may be offset by higher future production, measured within the annual and/or four-yearly contractual cycle.

36.2.12 Risk related to price of power purchase and sale transactions in the active market

The Company operates in the market for the purchase and sale of energy in the active market (Note 4.15 to the financial statements at December 31, 2018), with the objective of achieving results with changes in energy prices, subject to the risk limits established by Management. This activity, therefore, exposes the Company to the risk of future energy price.

The purchase and sale of energy are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of the transactions at the balance sheet date.

Based on the notional value of R$334,631 for purchase contracts and R$268,870 for contracts for the sale of electricity, outstanding on June 30, 2019, the fair value was estimated using the prices defined by the Company in the last week of June 2019, which represented the best estimate of the future market price. The discount rate uses the return rate of the NTN-B disclosed by ANBIMA as of June 28, 2019, adjusted by a credit risk rate.

The balances relating to these outstanding transactions at June 30, 2019 are presented below:

Consolidated			06.30.2019
	Assets	Liabilities	Net
Current	9,413	(7,332)	2,081
Noncurrent	29,839	(11,712)	18,127
	39,252	**(19,044)**	**20,208**

Sensitivity analysis on the power purchase and sale transactions in the active market

The main risk factor is the exposure to variation of energy market prices. The variation of the discount rate does not have a relevant impact on the fair value determined, especially in view of the short-term for the settlement of contracts.

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08, considering, for scenarios 1 and 2, the increase or decrease of 25% and 50% in future prices, applied to market prices of June 30, 2019. The results obtained are as follows:

Consolidated	Price variation	Baseline 06.30.2019	Projected scenarios	
			Scenario 1	Scenario 2
Gains (losses) on purchase and sale of energy in active market	Increase	20,208	46,605	73,002
	Decrease	20,208	(6,189)	(32,586)

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive, and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1 <u>The equity to debt ratio is shown below:</u>

	Parent company		Consolidated	
Endividamento	**06.30.2019**	**12.31.2018**	**06.30.2019**	**12.31.2018**
Loans and financing	785,660	903,385	3,878,998	4,047,307
Debentures	1,113,043	1,538,080	7,324,497	7,518,131
(-) Cash and cash equivalents	26,276	315,003	1,906,712	1,948,409
(-) Bonds and securities	91	123,560	252,240	344,296
Net debt	**1,872,336**	**2,002,902**	**9,044,543**	**9,272,733**
Equity	16,880,244	16,032,925	17,181,691	16,336,214
Equity indebtedness	**0.11**	**0.12**	**0.53**	**0.57**

37 Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	**06.30.2019**	**12.31.2018**	**06.30.2019**	**12.31.2018**	**30.06.2019**	**30.06.2018**	**30.06.2019**	**30.06.2018**
Controlling shareholder								
State of Paraná - dividends payable	-	-	-	112,196	-	-	-	-
CRC Transfer (Note 8)	1,410,606	1,445,042	-	-	104,857	125,991	-	-
Luz Fraterna Program (a)	3,433	10,353	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	16,980	-	-	-	-	-	-	-
Morar Bem Paraná Program (a)	469	-	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	142	1,248	-	-	-	-	-	-
Telecommunication services (c)	13,314	15,788	-	-	21,107	20,393	-	-
Meteorological System of Paraná - Simepar (d)	-	-	179	181	-	-	(1,080)	(517)
Entities with significant influence								
BNDES and BNDESPAR - dividends payable (e)	-	-	-	80,144	-	-	-	-
Financing (Note 22)	-	-	2,258,579	2,208,920	-	-	(91,348)	(62,628)
Debentures - Compagás (Note 23)	-	-	14,729	17,651	-	-	(676)	(1,583)
Debentures - wind farms (Note 23) (f)	-	-	261,866	268,286	-	-	(14,987)	(15,603)
State of Paraná investee								
Sanepar (c) (g)	-	-	301	273	2,258	2,041	(2,803)	(2,557)
Use of water withdrawn from plants' reservoirs	-	144	-	-	-	-	-	-
Joint ventures								
Voltalia São Miguel do Gostoso - mutual	-	-	-	-	-	294	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (h) (i) (j)	255	329	271	285	1,250	1,935	(6,524)	(1,848)
Dividends	3,316	3,316	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	8	58	-	-	(940)	(295)
Dividends	6,033	6,033	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	50	316	-	-	(5,041)	(1,667)
Dividends	21,470	21,470	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	24	136	-	-	(2,409)	(702)
Dividends	10,970	15,869	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	19	212	-	-	(3,486)	(1,112)
Dividends	2,976	8,544	-	-	-	-	-	-
Cantareira Transmissora de Energia (i)	-	-	24	170	-	-	(1,088)	(614)
Dividends	-	1,461	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (k)	6,492	5,126	-	-	9,760	872	(15)	-
Associates								
Dona Francisca Energética S.A. (l)	-	-	1,389	1,436	-	-	(8,384)	(8,384)
Foz do Chopim Energética Ltda. (c) (m)	200	193	-	-	1,053	1,294	-	-
Dividends	-	18,071	-	-	-	-	-	-
Acquisition of power plant projects	-	-	-	19,461	-	-	-	-
Sercomtel S.A. Telecomunicações (c) (n)	3,993	2,226	-	-	4,193	3,994	-	(2)
Key management staff								
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(10,656)	(13,128)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	(510)	(711)
Other related parties								
Fundação Copel (c)	22	20	-	-	153	156	-	-
Administrative property rental	-	-	19,379	312	-	-	(1,754)	(8,598)
Pension and healthcare plans (Note 24.3)	-	-	988,514	968,763	-	-	-	-
Lactec (o)	-	-	2,247	1,601	-	-	(990)	(8,881)

a) The *Luz Fraterna* Program, created under Law 491/2013 and 17,639/2013 allows the State Government to pay for the electricity bills of low-income families in Paraná, which have duly applied for the program and provided that their consumption does not exceed 120 kWh per month. This benefit is available to residential customers with single-phase connections, rural customers with single- phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement, at December 31, 2011, totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, in view of this condition, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

The *Morar Bem Paraná* Program, established by Decree 2,845/2011, introduced an agreement between the Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel, and is managed by Cohapar. Copel main attribution under this agreement is the construction of energy distribution grids and housing project consumer unit service connections.

The *Tarifa Rural Noturna* Program of the Paraná State Government, regulated by Decree No. 1,288 of April 30, 2019, provides for the granting of special monthly discount on the electricity tariff and the charges resulting from this service, including on the additional tariff flags, regarding night consumption by consumers addressed by this decree. This program provides for the payment by the Paraná State Government to Copel Distribuição of the amount corresponding to 60% of the electricity consumption by the benefitted consumers, considered to be night-period consumption, as specified in Decree 1,288 of April 30, 2019. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.

d) The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

f) BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

g) Basic sanitation provided by Sanepar.

h) Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

i) Charges for use of the transmission system due by Copel GeT and UEG Araucária.

j) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k) Agreements entered into by Copel GeT: for operation and maintenance services, maturing on May 23, 2019, rendering of owner's engineering services, maturing on May 23, 2020, and connection to the transmission system, maturing on January 1, 2043.

l) Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

m) Contracts entered into by Copel GeT: for operation, maintenance and owner's engineering services, maturing on May 23, 2020, and connection to the transmission system, maturing on January 1, 2043.

n) Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS.

o) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL.

Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents.

37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase agreements made by Copel GeT, in the total amount of R$3,914 (R$3,246 at December 31, 2018) and made by Copel Energia, in the amount of R$76,953 (R$79,358 at December 31, 2018).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

Company		Operation	Date issued	Final maturity	Amount approved	Balance 06.30.2019	Interest %	Amount guarantees
(1)	Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	61,164	49.0	12,155
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	385,360	49.0	188,826
(3)	Guaraciaba Transmissora	Debentures	07.15.2018	12.15.2030	118,000	118,270	49.0	57,952
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	1,121,532	50.1	561,888
(5)	Mata de Santa Genebra	Debentures	04.15.2019	11.15.2030	210,000	193,416	50.1	96,901
(6)	Cantareira Transmissora de Energia (a)	Financing	12.28.2016	09.15.2032	426,834	463,293	49.0	57,500
(7)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	105,486	49.0	51,688
								1,026,910

(a) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution

Financial institution (fund provider): BNDES: (1) (2) (4) (6)

Allocation: Investment program

Guarantees: provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).

Operation guarantee: pledge of shares held by Copel Get in the ventures.

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Matrinchã Transmissora	03.31.2019	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2019	47,000	49.0	23,030
Mata de Santa Genebra	02.14.2019	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
				121,646

38 Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

Consolidated	06.30.2019	12.31.2018
Energy purchase and transportation contracts	133,225,600	140,638,024
Additions to property, plant and equipment		
Construction of transmission lines and substations	161,414	214,086
Construction of HPP Colíder power plant	-	36,303
Construction of HPP Baixo Iguaçu	13,893	202,668
Construction of Cutia wind farm	29,512	40,392
Construction of SHP Bela Vista	158,467	-
Telecommunications works	71,628	115,710
Acquisition of assets for electricity distribution	513,428	528,109
Gas purchase contracts	1,094,813	1,339,848

39 Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Nominated Risks	08.24.2019	2,226,749
Operational risks - Cutia and Bento Miguel	03.29.2020	2,036,999
Operational risks - HPP Colíder	11.01.2019	988,398
Operational risks - Brisa Potiguar	06.27.2019	890,763
Operational risks - UEG Araucária (a)	11.30.2019	840,217
Operational risks - HPP Governador Jayme Canet Junior	11.23.2019	799,290
Fire - owned and rented facilities	08.24.2019	619,414
Operational risks - São Bento	06.27.2019	569,835
Legal guarantee - Office of the General Counsel to the National Treasury	05.10.2020	326,712
Operational risks - Elejor	03.11.2019	302,616

(a) The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$3.8322 as of June 28, 2019.

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: for liability of Directors and Officers (D&O), general civil liability, payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40 Additional information to the Statement of Cash Flows

40.1 Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$466,230 (R$305,739 at June 30, 2018). Of this amount, R$58,399 (R$47,216 at June 30, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, Property, plant and equipment acquisitions totaled R$273,828 (R$778,043 at June 30, 2018). Of this amount, R$57,150 (R$60,094 at June 30, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

In December 2018, there was acquisition in installments of the studies and projects denominated PCH Bela Vista and UHE Salto Grande, for the amount of R$19,461, with the company Foz do Chopim Energética Ltda., such liability being recorded in accounts payable to suppliers. In 2019, this acquisition was settled through a matching of accounts with the dividends receivable from that supplier, which is part of the Company's consolidated investments as associate.

As described in note 28.1, the additions occurred in right-of-use assets totaled R$8,967, which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41 Subsequent events

41.1 Debentures

On August 7, 2019, Copel Geração e Transmissão S.A. received the proceeds from the 6th issue of simple non-convertible debentures, with additional personal guarantee, in two series, both for public distribution, pursuant to CVM Instruction 476/2009 and the second series, also pursuant to article 2 of Law 12,431, of June 24, 2011 ("Infrastructure Debentures"), in the total amount of R$1,000,000. There was issue of 1,000,000 debentures, with nominal unit value of R$1, maturing within 6 years from the date of issue, with semiannual interest payments and repayment in 3 annual installments maturing on July 15, 2023, July 15, 2024 and July 15, 2025. The first series bears interest of 109.0% of the cumulative variation in the average daily rate of Interbank Deposits (DI) and the second series bears interest corresponding to the variation in the Extended National Consumer Price Index (IPCA), plus spread of 3.9% p.y. Corporate guarantee was awarded by Copel. The proceeds will be used for the full early redemption of the Company's 5th issue of promissory notes, cash recomposition after the partial payment of the 2nd installment of the 2nd issue of Copel GeT debentures, and reimbursement of expenses, investments and/or debts under the Colíder HPP and Baixo Iguaçu HPP projects.

All amounts expressed in thousands of Brazilian reais

1 Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of June 2019 was 10,931km (9,949 km in June 2018), up by 982 km year-over-year, a variation of 9.1%.

Secondary Isolated Lines - Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of June 2019 was 18,666 km (against 17,821 km in June 2018), up by 845 km year-over-year, a variation of 4.7%.

2 Power Market

Market behavior - Power generation by Copel Geração e Transmissão and wind farms totaled 9,851 GWh in the first six months of 2019 (against 9,755 GWh in the same period in 2018). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 6,086 GWh (against 5,264 GWh in the same period in 2018), while the volume purchased from Itaipu was 2,759 GWh (against 2,840 GWh in the same period in 2018), as described below:

Energy Flow (GWh) — **January through June 2019**

Source	GWh	%
Own generation	**9,851**	**40.0%**
Energy received	**14,750**	**60.0%**
CCEAR	6,086	
Itaipu	2,759	
Dona Francisca	70	
CCEE (MCP)	-	
Angra:	488	
CCGF:	3,117	
MRE:	93	
Elejor:	364	
Proinfa:	226	
Outros[1]:	1,547	

Availability
24,601

Destination	GWh	%
January through March 2019	**10,081**	**41.0%**
Concessionaires[2]	**129**	**0.5%**
Electricity sales to distributor CCE	**84**	**0.3%**
Assignment MCSD EN[4]	**447**	**1.8%**
CCEE (MVE)[5]	**82**	**0.3%**
Free Customers	**3,284**	**13.3%**
Energy Supplied	**9,352**	**38.0%**
Bilateral Agreements	4,174	
CCEAR	1,725	
CER	455	
CCEE(MCP)	1,324	
MRE	1,674	
Losses and differences	**1,142**	**4.6%**
Basic Network Losses	256	
Distribution Losses	1,143	
CG Contracts	(257)	

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy.
[5] CCEE (MVE): MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Energy sale - The table below sets out Copel's total energy sales, broken down among Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment			GWh
	jan - jun 2019	jan - jun 2018	Var.
Copel Distribuição			
Captive Market	**10,081**	**9,979**	**1.0%**
Residential	3,795	3,677	3.2%
Industrial	1,334	1,453	-8.2%
Commercial	2,445	2,394	2.1%
Rural	1,243	1,222	1.7%
Other	1,264	1,233	2.5%
Concessionaries and Licensees	**129**	**163**	**-20.9%**
CCEE (MCSD EN)	**447**	**639**	**-30.0%**
CCEE (MVE)	**82**	**-**	**-**
CCEE (MCP)	**814**	**315**	**158.4%**
Total - Copel Distribuição	**11,553**	**11,096**	**4.1%**
Copel Geração e Transmissão			
CCEAR (Copel Distribuição)	62	43	44.2%
CCEAR (other concessionaries)	1,087	413	163.2%
Free Customers	2,003	1,870	7.1%
Bilateral Agreements (Copel Comercialização)	2,351	1,362	72.6%
Bilateral Agreements[1]	1,728	2,730	-36.7%
CCEE (MCP)[2]	629	845	-25.6%
Total - Copel Geração e Transmissão	**7,860**	**7,263**	**8.2%**
Wind Farms Complex			
CCEAR (other concessionaries)	653	416	57.0%
CER	455	177	157.1%
Total - Wind Farms Complex	**1,108**	**593**	**86.8%**
Copel Comercialização			
Free Customers	1,281	944	35.7%
Bilateral Agreements	2,591	1,869	38.6%
CCEE (MCP)	25	9	**177.8%**
Total - Copel Comercialização	**3,897**	**2,822**	**38.1%**
Total	**24,418**	**21,774**	**12.1%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, does not consider the impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy. MCSD EN: Mechanism for Compensation of Surpluses and Deficits of New Energy. CCEE (MVE): Sale of energy to the free market through the Surplus Selling Mechanism.

Captive Market of Copel Distribuição - Energy sales to Copel Distribuição's captive market totaled 10,081 GWh in the first six months of 2019, up by 1.0% against the same period in 2018. This result was mainly influenced by the increase in the consumption of the residential and commercial segments, in particular by the high temperatures in January, with average variation above 10%, in addition to more business days in February.

The residential segment consumed 3,795 GWh from January to June 2019, up by 3.2% caused by (i) the increase in average monthly energy consumption (166 kWh/month in the first half of 2019 compared to 164 kWh/month in the same period of 2018), mainly due to maximum temperatures recorded in January, which surpassed the historical average in several regions of the Paraná State; and (ii) the increase of 1.9% in the number of clients. In the first half of 2019, the consumption of the residential segment was equivalent to 37.6% of the captive market, totaling 3,791,809 consumers.

The consumption of the industrial segment decreased by 8.2% in the first half of 2019, to 1,334 GWh, mainly caused by the migration of captive clients to the free market, which would represent an average consumption of approximately 143 GWh in the six-month period. By the end of June 2019, the industrial segment represented 13.3% of the captive market's consumption with 72,621 consumers.

The commercial segment consumed 2,445 Gwh in the first half of 2019, up by 2.1% compared to the same period in 2018. This result was due to the good performance of the retail trade in the Paraná State in January and February (growth of 3.3% and 4.4 %, respectively), partially offset by the migration of customers to the free market in 2Q19, and by the decrease of 15.0% and 16.5% in energy consumption in (i) wholesale trade and (ii) storage and ancillary transportation activities, respectively. At the end of this six-month period, this segment represented 24.3% of the captive market with 402,570 consumers.

The rural segment recorded a 1.7% increase in energy consumption in the first half of 2019, totaling 1,243 GWh. By the end of June 2019, the segment accounted for 12.3% of the Copel's captive market, totaling 351,698 consumers.

The consumption of other segments (public bodies, public lighting, public services and own consumption) totaled 1,264 GWh from January to June 2019, with an increase of 2.5%. Jointly, these segments accounted for 12.5% of the captive market, totaling 58,114 consumers at the end of June 2019.

Number of consumers - The number of end consumers (captive consumers of Copel Distribuição and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in June 2019 was 4,677,806, up by 1.7% against the same month in 2018.

Segment	jun 2019	jun 2018	Var.
Residential	3,791,809	3,721,532	1.9%
Industrial	72,621	74,210	-2.1%
Commercial	402,570	393,777	2.2%
Rural	351,698	353,461	-0.5%
Others	58,114	57,525	1.0%
Total Captive Market	**4,676,812**	**4,600,505**	**1.7%**
Grid Supply (a)	7	6	16.7%
Free Customers (b)	1,218	1,027	18.6%
Total geral	**4,678,037**	**4,601,538**	**1.7%**

(a) Total grid supply in the captive market (concessionaires and licensees) and free.

(b) All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3 Management

Headcount

Employees	jun 2019	jun 2018
Copel and subsidiaries		
Copel	71	78
Copel Geração e Transmissão	1,675	1,728
Copel Distribuição	5,304	5,622
Copel Telecomunicações	448	640
Copel Comercialização	40	36
	7,538	**8,104**
Affiliated Company		
Compagás	152	160
Elejor	7	7
UEG Araucária	17	17
	176	**184**

4 Market Relations

From January to June 2019, Copel's common (ON - ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of Brasil Bolsa Balcão (B3).

The shares outstanding totaled 68.93% of the Company's capital stock. At the end of June 2019, Copel's market value was R$13,043,068 thousand, based on quotations of all markets.

Copel's share in the portfolio of the Electric Power Sector Index (ISE) was 5.43%.

Copel PNB's share in B3 - Corporate Sustainability Index (ISE) was 1.10%.

In B3, ON shares closed the period traded at R$46.87, with a positive variation of 57.28%, while PNB shares closed at R$48.60, with a positive variation of 59.08%. In the same period the IBOVESPA index recorded a positive variation of 14.88%.

On the New York Stock Exchange (NYSE), PNB shares were traded at "Level 3", in the form of ADSs, under ticker ELP, and were traded in 100% of the trading sessions, closing the period at US$12.70, with a positive variation of 62.20%. Also in this period the Dow Jones Index recorded a positive variation of 14.03%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company's PNB shares were traded under the ticker XCOP in 19% of the trading sessions, closing the period at € 11.20, with a positive variation of 56.64% In the same period, the Latibex All Shares index recorded a positive variation of 14.71%.

The table below is a summary of Copel's share trading between January and June 2019:

	ON		PNB	
Stock Performance (Jan - Jun/2019)	**Total**	**Daily average**	**Total**	**Daily average**
B3				
Number of Trades	91,269	748	538,252	4,412
Volume Traded	22,610,100	185,329	117,516,400	963,249
Trading Value (R$ thousand)	825,889	6,770	4,571,003	37,467
Presence in Trading Sessions	122	100%	122	100%
Nyse				
Volume Traded	249,644	3,782	57,422,740	463,087
Trading Value (US$ thousand)	2,117	32	587,750	4,740
Presence in Trading Sessions	66	53%	124	100%
Latibex				
Volume Traded	-	-	21,058	877
Trading Value (€ thousand)	-	-	187	8
Presence in Trading Sessions	-	-	24	19%

5 Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	jun 2019	jun 2018	Var.
Industrial (b)	615.18	416.89	47.6%
Residential	504.96	463.86	8.9%
Commercial	489.19	451.57	8.3%
Rural	335.60	313.37	7.1%
Other	352.59	349.88	0.8%
	476.94	**421.66**	**13.1%**

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

(b) Free customers not included.

Power purchase tariffs

Tariff Supply - R$/MWh	jun 2019	jun 2018	Var.
Itaipu [1]	259.37	265.80	-2.4%
Auction 2010 - H30	227.65	219.72	3.6%
Auction 2010 - T15 [2]	165.61	261.87	-36.8%
Auction 2011 - H30	234.68	226.44	3.6%
Auction 2011 - T15 [2]	192.82	183.13	5.3%
Auction 2012 - T15 [2]	168.03	246.71	-31.9%
Auction CCEAR 2014 - 2019 [3]	164.05	518.26	-68.3%
Auction 2016 - T20[2]	163.65	161.30	1.5%
Angra	256.76	251.45	2.1%
CCGF [4]	103.47	83.44	24.0%
Santo Antônio	145.69	140.78	3.5%
Jirau	128.19	123.82	3.5%
Other auctions [5]	178.07	210.45	-15.4%
Bilaterals	-	245.06	-
Tariff Average Supply	**175.71**	**196.85**	**-10.7%**

[1] Furnas transport charge not included.

[2] Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.

[3] Availability.

[4] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[5] Products average price, without PROINFA.

With PIS/COFINS.

Power supply tariffs

Tariff Weighted Average Supply - R$/MWh	jun 2019	jun 2018	Var.
Auction - CCEAR 2011-2040	222.24	212.99	4.3%
Auction - CCEAR 2013-2042	240.17	229.94	4.4%
Auction - CCEAR 2015 - 2044 (a)	176.99	162.98	8.6%
Auction - CCEAR 2018 - 2048	170.38	-	-
Concession holders in the State of Paraná	289.39	255.85	13.1%

With PIS/COFINS. Net of ICMS.

(a) For the year 2018, Colíder's energy was submitted to the New Energy MCSD. The service of the CCEARs is being partially realized in proportion to the commercial start-up of their units, according to preliminary injunction under action number 1018935-95.2017.4.01.3400.

6 Economic and Financial Results

Revenues (Note 32)

Until June 2019, net operating revenues were R$7,561,721, or 8.7% up against R$6,954,511 recorded in the same period in 2018.

This variation was mainly explained by:

a) 20.7% increase in Revenues from Electricity Sales to Final Customers, mainly caused by the impact from energy tariff adjustment of Copel Dis by 15.61% on June 24, 2018 and the increase in the number of customers of Copel Comercialização;

b) 10.0% increase in Revenues from Electricity Sales to Distributors, mainly caused by the increase in sales through regulated environment contracts, due to the start of operation of new projects;

c) 18.6% increase in Revenues from the Use of Main Distribution and Transmission Grid, mainly caused by the tariff adjustment applied to consumers of the distribution company by 16.41% applied in June 2018 (0.85% in June 2017), the growth in the wireline market of Copel Dis by 3.2% in the period and recognition of remuneration of new transmission assets;

d) 10.7% increase in Revenues from Telecommunications, chiefly due to the increase in the number of clients, particularly in the retail market with the Copel Fibra product;

e) 54.3% increase in Revenues from Distribution of Piped Gas impacted by the increase in gas sales volume, as well as a tariff adjustment by 16.5% as from February 2019;

f) 116.62% decrease in Sectorial Financial Assets and Liabilities, mainly caused by amortization of the amounts computed in revenue from energy supply after the tariff adjustment of June 24, 2018 and lower variation of balances accrued for the adjustment of June 24, 2019; and

g) 27.4% increase in Other Operating Revenues due to the increase in revenue from services rendered and revenues from leases and rentals.

Operating Costs and Expenses (Note 33)

Operating costs and expenses totaled R$6,013,646 in the first half of 2019, up by 3.9% compared to R$5,784,485 recorded in the same period in 2018. The main highlights were as follows:

a) 16.1% decrease in Personnel and management mainly due to the provision for the voluntary employee termination program in the amount of R$90,985 recorded in 2018 and with no effects in 2019 due to the end of the program, the reduction of headcount and the cost reduction policy; partially offset by the salary adjustment, according to the collective bargaining agreement, of 3.97% in October 2018;

b) 79.6% increase in expenses with natural gas and inputs for gas-related operations due to the increase in volume and cost of gas purchases;

c) 31.7% increase in the Depreciation and amortization account due to beginning of commercial operation in 2019 of Colíder, Cutia and Baixo Iguaçu plants, as well as higher depreciation of telecommunication assets; and

d) 74.5% increase in Other operating costs and expenses due to higher losses on the decommissioning of assets and lower recovery of costs with taxes, suppliers and sector subsidies.

Financial Results (Note 34)

The decrease of R$51,379 in financial results corresponds to a 29.4% decrease compared with the same period in 2018, being mainly due to lower recovery of costs with taxes and updating of agreement with supplier in 2018, which did not take place in 2019.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated	06.30.2019	Restated 06.30.2018
Net income	852,903	711,195
Deferred IRPJ and CSLL	26,812	(74,228)
Provision for IRPJ and CSLL	450,099	441,377
Financial expenses (income), net	225,956	174,578
Ebit	**1,555,770**	**1,252,922**
Depreciation and amortization	483,387	367,164
Ebitda	**2,039,157**	**1,620,086**
Net operating revenues - ROL	7,561,721	6,954,511
Ebitda Margin% (Ebitda ÷ ROL)	**27.0%**	**23.3%**

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS	
Chairman	MARCEL MARTINS MALCZEWSKI
Members	DANIEL PIMENTEL SLAVIERO
	MARCO ANTÔNIO BARBOSA CÂNDIDO
	CARLOS BIEDERMANN
	GUSTAVO BONINI GUEDES
	LUIZ CLAUDIO MAIA VIEIRA
	LEILA ABRAHAM LORIA
	OLGA STANKEVICIUS COLPO
	ADRIANA ANGELA ANTONIOLLI
STATUTORY AUDIT COMMITTEE	
Chairman	MARCO ANTÔNIO BARBOSA CÂNDIDO
Financial Expert	CARLOS BIEDERMANN
Members	LUIZ CLAUDIO MAIA VIEIRA
	LEILA ABRAHAM LORIA
	OLGA STANKEVICIUS COLPO
SUPERVISORY BOARD	
Chairman	DEMETRIUS NICHELE MACEI
Sitting Members	HARRY FRANÇÓIA JÚNIOR
	ROBERTO LAMB
	LETÍCIA PEDERCINI ISSA MAIA
Deputy Members	JOÃO LUIZ GIONA JR
	OTAMIR CESAR MARTINS
	VANESSA CLARO LOPES
	GILBERTO PEREIRA ISSA
EXECUTIVE BOARD	
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Enterprise Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	VICENTE LOIÁCONO NETO
Assistant Officer	DAVID CAMPOS
ACCOUNTANT	
CRC-PR-045809/O-2	ADRIANO FEDALTO
Information about this report:	
Investor relations:	Phone: +55 (41) 3222-2027
	ri@copel.com

(Free Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of
Companhia Paranaense de Energia - COPEL
Curitiba - PR

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the "Company"), identified as parent company and consolidated, respectively, included in the Quarterly Information Form - ITR for the quarter ended June 30, 2019, which comprises the statement of financial position as at June 30, 2019 and the related statements of income and of comprehensive income for the three and six-month periods then ended and the statements of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company's Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and with international standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Quarterly Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Emphasis of matter

Restatement of the financial information at June 30, 2018

On August 14, 2018, we issued an unmodified report on review of the Company's interim financial information, which is now being restated. As described in note 3.6 individual and consolidated interim financial information, the interim financial information at June 30, 2018 has been adjusted and is being restated as set out in technical pronouncements CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements to reflect the effects from application of technical pronouncement CPC 47 - Revenue from Contracts with Customers, in joint ventures, in calculating equity in earnings of investees. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added ("DVA") for the six-month period ended June 30, 2019, prepared under the responsibility of the Company's Management, the presentation of which in the interim financial information is required by the standards issued by the CVM applicable to the preparation of Quarterly Information - ITR, and considered supplemental information by International Financial Reporting Standards - IFRS, issued by the IASB, which do not require the presentation of a DVA. These statements were subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the interim financial information taken as a whole.

Curitiba, August 14, 2019

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Fernando de Souza Leite
Engagement Partner

SUPERVISORY BOARD'S OPINION

ON THE INTERIM FINANCIAL INFORMATION FOR THE SECOND QUARTER OF 2019

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have examined the Interim Financial Information for the 2nd quarter of 2019 approved by the Company's Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors and also considering the Limited Review Report of the Independent Auditors Deloitte Touche Tohmatsu, issued without qualifications, with emphasis paragraph relating to the restatement of comparative balances, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended June 30, 2019 and conclude that this information may be disclosed.

Curitiba, August 14, 2019

/s/

DEMETRIUS NICHELE MACEI
Chairman

/s/

HARRY FRANÇÓIA JÚNIOR

/s/

LETÍCIA PEDERCINI ISSA MAIA

/s/

OTAMIR CESAR MARTINS

/s/

ROBERTO LAMB

S T A T E M E N T

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio no. 800 - PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of June 30, 2019; and

(ii) We have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of June 30, 2019.

In witness whereof, we sign this document.

Curitiba, August 14, 2019

/s/
Daniel Pimentel Slaviero
Chief Executive Officer

/s/
Ana Letícia Feller
Chief Enterprise Management Officer

/s/
Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

/s/
Cassio Santana da Silva
Chief Business Development Officer

/s/
Eduardo Vieira de Souza Barbosa
Chief Legal and Institutional Relations Officer

/s/
Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer